Exhibit 99.2

KINROSS GOLD CORPORATION

AND

RED BACK MINING INC.

ARRANGEMENT AGREEMENT

DATED August 2, 2010

TABLE OF CONTENTS

Page
ARTICLE 1	INTERPRETATION	1
1.1	Definitions	1
1.2	Interpretation Not Affected by Headings	14
1.3	Number and Gender	15
1.4	Date for Any Action	15
1.5	Currency	15
1.6	Accounting Matters	15
1.7	Knowledge	15
1.8	Schedules	15

ARTICLE 2	THE ARRANGEMENT	16
2.1	Arrangement	16
2.2	Interim Order	16
2.3	Red Back Meeting	17
2.4	Red Back Circular	17
2.5	Preparation of Filings	19
2.6	Final Order	20
2.7	Court Proceedings	20
2.8	Articles of Arrangement and Effective Date	20
2.9	Payment of Consideration	21
2.10	Announcement and Shareholder Communications	21
2.11	Withholding Taxes	22
2.12	List of Shareholders	22

ARTICLE 3	REPRESENTATIONS AND WARRANTIES OF RED BACK	22
3.1	Representations and Warranties	22
3.2	Survival of Representations and Warranties	40

ARTICLE 4	REPRESENTATIONS AND WARRANTIES OF KINROSS	40
4.1	Representations and Warranties	40
4.2	Survival of Representations and Warranties	54

ARTICLE 5	COVENANTS	54
5.1	Covenants of Red Back Regarding the Conduct of Business	54
5.2	Covenants of Red Back Relating to the Arrangement	60
5.3	Covenants of Kinross Regarding the Conduct of Business	61
5.4	Covenants of Kinross Relating to the Arrangement	62
5.5	Kinross Meeting	63
5.6	Kinross Circular	64
5.7	Pre-Acquisition Reorganization	65

ARTICLE 6	CONDITIONS	66
6.1	Mutual Conditions Precedent	66
6.2	Additional Conditions Precedent to the Obligations of Kinross	66
6.3	Additional Conditions Precedent to the Obligations of Red Back	68
6.4	Satisfaction of Conditions	69

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TABLE OF CONTENTS
(continued)

Page
ARTICLE 7	ADDITIONAL AGREEMENTS	69
7.1	Red Back Non-Solicitation	69
7.2	Kinross Non-Solicitation	74
7.3	Access to Information; Confidentiality	78
7.4	Notices of Certain Events	78
7.5	Insurance and Indemnification	79

ARTICLE 8	TERM, TERMINATION, AMENDMENT AND WAIVER	80
8.1	Term	80
8.2	Termination	80
8.3	Expenses and Termination Fees	82
8.4	Amendment	86
8.5	Waiver	86

ARTICLE 9	GENERAL PROVISIONS	86
9.1	Privacy	86
9.2	Notices	87
9.3	Governing Law; Waiver of Jury Trial	88
9.4	Injunctive Relief	88
9.5	Time of Essence	89
9.6	Entire Agreement, Binding Effect and Assignment	89
9.7	No Liability	89
9.8	Severability	89
9.9	Counterparts, Execution	89

SCHEDULE A PLAN OF ARRANGEMENT

SCHEDULE B ARRANGEMENT RESOLUTION

SCHEDULE C KEY THIRD PARTY CONSENTS

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ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated August 2, 2010,

BETWEEN:

KINROSS GOLD CORPORATION, a corporation existing under the Laws of the Province of Ontario (“Kinross”)

- and -

RED BACK MINING INC., a corporation existing under the Laws of Canada (“Red Back”)

RECITALS:

A.	Kinross desires to acquire all of the Red Back Shares that it does not already own.

B.	The Parties intend to carry out the transactions contemplated in this Agreement by way of an arrangement under the provisions of the CBCA.

C.
The Red Back Board has determined, after receiving financial and legal advice and following the receipt and review of a unanimous recommendation from the Special Committee that the Consideration per Red Back Share to be received by Red Back Shareholders (other than Kinross) pursuant to the Arrangement is fair and that the Arrangement is in the best interests of Red Back, and the Red Back Board has resolved to recommend that the Red Back Shareholders vote in favour of the Arrangement, all subject to the terms and the conditions contained in this Agreement.

D.
Kinross has entered into the Voting Agreements with the Locked-Up Shareholders, pursuant to which, among other things, such Red Back Shareholders have agreed, subject to the terms and conditions thereof, to vote the Red Back Shares held by them in favour of the Arrangement.

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE 1
INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement and other than any transaction involving only a Party and/or one or more of its wholly-owned Subsidiaries, any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of that Party and/or one or more of its Subsidiaries that, individually or in the aggregate, constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole, or which contribute 20% or more of the consolidated revenue of a Party and its Subsidiaries, taken as a whole, or (ii) 20% or more of any voting or equity securities of that Party or any one or more of its Subsidiaries that, individually or in the aggregate, contribute 20% or more of the consolidated revenues or constitute 20% or more of the consolidated assets of that Party and its Subsidiaries, taken as a whole; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities of that Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving that Party and/or any of its Subsidiaries whose assets or revenues, individually or in the aggregate, constitute 20% or more of the consolidated assets or revenues, as applicable, of that Party and its Subsidiaries, taken as a whole;

“affiliate” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

“Agreement” means this arrangement agreement, including all schedules annexed hereto, together with the Red Back Disclosure Letter and the Kinross Disclosure Letter, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms hereof;

“ARC” means an advance ruling certificate issued by the Commissioner under subsection 102(1) of the Competition Act in respect of the transactions contemplated by this Agreement;

“Arrangement” means the arrangement of Red Back under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 8.4 hereof or the Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Red Back and Kinross, each acting reasonably);

“Arrangement Resolution” means the special resolution of the Red Back Shareholders approving the Plan of Arrangement which is to be considered at the Red Back Meeting and shall be substantially in the form and content of Schedule “B” hereto;

“Articles of Arrangement” means the articles of arrangement of Red Back to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Red Back and Kinross, each acting reasonably;

“Authorization” means any authorization, order, permit, approval, grant, licence, registration, consent, right, notification, condition, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decision, decree, bylaw, rule or regulation, whether or not having the force of Law, and includes any Environmental Permit;

“BNP Facility” means the revolving loan facility agreement dated April 30, 2009, between Red Back as borrower, BNP Paribas S.A. as facility agent, security agent and account bank and certain lenders under the agreement.

“Budget” means the Red Back operating and capital budget for calendar year 2010 as approved by the Red Back Board, together with all expenditures which have been approved by the Red Back Board prior to the date of this Agreement, copies of which have been provided to Kinross;

“business day” means any day, other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change of Control Proposal” means any offer, proposal or inquiry from any Person or group of Persons, whether or not in writing and whether or not delivered to the shareholders of a Party, after the date hereof relating to: (a) any acquisition or purchase, direct or indirect, of: (i) the assets of a Party and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 50% or more of the consolidated assets of a Party or which contribute 50% or more of the consolidated revenue of a Party or (ii) 50% or more of any voting or equity securities of a Party or any one or more of its subsidiaries that, individually or in the aggregate, contribute 50% or more of the consolidated revenues or constitute 50% or more of the consolidated assets of a Party; (b) any take-over bid, tender offer or exchange offer that, if consummated, would result in such Person or group of Persons beneficially owning 50% or more of any class of voting or equity securities of a Party; or (c) a plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a Party and/or any of its subsidiaries whose assets or revenues, individually or in the aggregate, constitute 50% or more of the consolidated assets or revenues, as applicable, of a Party;

“Chirano Property” means Red Back’s Chirano Gold Mine in the Republic of Ghana which is owned by Chirano Gold Mines Limited, a Red Back Material Subsidiary;

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or her designee;

“Competition Act” means the Competition Act (Canada), as amended from time to time;

“Competition Act Approval” means that the Commissioner: (a) shall have issued an ARC, or (b) the applicable waiting period under section 123 of the Competition Act shall have expired or been terminated by the Commissioner, or the obligation to submit a notification shall have been waived under paragraph 113(c) of the Competition Act, and the Commissioner shall have issued a No-Action Letter;

“Consideration” means the consideration to be received by the Red Back Shareholders pursuant to the Plan of Arrangement as consideration for their Red Back Shares, consisting of 1.778 Kinross Shares and 0.110 of a Warrant per Red Back Share;

“Consideration Shares” means the Kinross Shares to be issued pursuant to the Arrangement;

“Contract” means any contract, agreement, license, franchise, lease, arrangement, commitment, understanding, joint venture, partnership or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which it or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Red Back and Kinross for the purpose of, among other things, exchanging certificates representing Red Back Shares for the Consideration in connection with the Arrangement;

“Director” means the director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent exercisable by the Red Back Shareholders in respect of the Arrangement described in Article 4 of the Plan of Arrangement;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Eligible Holder” has the meaning ascribed to such term in the Plan of Arrangement;

“Environmental Laws” means all Laws, imposing obligations, responsibilities, liabilities or standards of conduct for or relating to: (a) the regulation or control of pollution, contamination, activities, materials, substances or wastes in connection with or for the protection of human health or safety, the environment or natural resources (including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic species and vegetation); or (b) the use, generation, disposal, treatment, processing, recycling, handling, transport, distribution, destruction, transfer, import, export or sale of Hazardous Substances;

“Environmental Liabilities” means, with respect to any Person, all liabilities, obligations, responsibilities, responses, losses, damages, punitive damages, property damages, consequential damages, treble damages, costs (including control, remedial and removal costs, investigation costs, capital costs, operation and maintenance costs), expenses, fines, penalties and sanctions incurred as a result of or related to any claim, suit, action, administrative or court order, investigation, proceeding or demand by any Person, arising under or related to any Environmental Laws, Environmental Permits, or in connection with any: (a) Release or threatened Release or presence of a Hazardous Substance; (b) tank, drum, pipe or other container that contains or contained a Hazardous Substance; or (c) use, generation, disposal, treatment, processing, recycling, handling, transport, transfer, import, export or sale of Hazardous Substance.

“Environmental Permits” means all Permits or program participation requirements with or from any Governmental Entity under any Environmental Laws;

“Foreign Antitrust Filing” means a filing that must be made by either Party (or both Parties) to a Governmental Entity under any applicable antitrust, competition or similar Law applicable to the transactions contemplated by this Agreement;

“Foreign Antitrust Clearance” means any applicable approval or clearance shall have been received from a Governmental Entity and/or any applicable waiting period shall have expired or been terminated or waived by a Governmental Entity in relation to any Foreign Antitrust Filing identified in writing to Kinross by Red Back in Section 5.2 and which Foreign Antitrust Filing Kinross, acting reasonably, has agreed is required to be made to consummate the transactions contemplated by this Agreement;

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, approving the Arrangement, as such order may be amended by the Court (with the consent of both Red Back and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Red Back and Kinross, each acting reasonably) on appeal;

“GAAP” means accounting principles generally accepted in Canada applicable to public companies at the relevant time;

“Governmental Entity” means: (a) any multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau, agency or entity, domestic or foreign; (b) any stock exchange, including the TSX or the NYSE; (c) any subdivision, agent, commission, board or authority of any of the foregoing; or (d) any quasi-governmental or private body, including any tribunal, commission, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

“Hazardous Substance” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous or deleterious substance, waste or material, including hydrogen sulphide, arsenic, cadmium, copper, lead, mercury, petroleum, polychlorinated biphenyls, asbestos and urea-formaldehyde insulation, and any other material, substance, pollutant or contaminant regulated or defined pursuant to, or that could result in liability under, any Environmental Law;

“IFRS” means International Financial Reporting Standards;

“including” means including without limitation, and “include” and “includes” have a corresponding meaning;

“Interim Order” means the interim order of the Court contemplated by Section 2.2 of this Agreement and made pursuant to Section 192(3) of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, providing for, among other things, the calling and holding of the Red Back Meeting, as the same may be amended by the Court with the consent of Red Back and Kinross, each acting reasonably;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended from time to time;

“Joint Venture Agreements” means the joint venture agreements between certain Kinross subsidiaries and (a) the Government of Chukotka, relating to the Kupol property in Russia; (b) certain affiliates of Barrick Gold Corporation, relating to the Round Mountain property in Nevada, United States; (c) certain affiliates of Barrick Gold Corporation, relating to the Cerro Casale property in Chile; (d) Teryl Resources Corp., relating to the Gil property forming part of the Fort Knox project in Alaska, United States; (e) Codelco, relating to the Puren property portion of the La Coipa project, in Chile; and (f) AngloGold Ashanti Ltd. relating to the Crixas mine in Brazil.

“Key Third Party Consents” means those consents, approvals and notices required from any third party in respect of the completion of the Arrangement that are set out in Schedule “C” hereto;

“Key Voting Agreements” means the Voting Agreements with Lukas Lundin, Rick Clark and Simon Jackson;

“Kinross Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Kinross or any of its Subsidiaries or for which Kinross or its Subsidiaries could have any liability;

“Kinross Board” means the board of directors of Kinross as the same is constituted from time to time;

“Kinross Change in Recommendation” has the meaning ascribed thereto in Section 8.2(a)(iv)(A);

“Kinross Circular” means the notice of the Kinross Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Kinross Shareholders in connection with the Kinross Meeting, as amended, supplemented or otherwise modified from time to time;

“Kinross Confidentiality Agreement” means the confidentiality agreement between Kinross and Red Back dated April 18, 2010, pursuant to which Kinross has provided confidential information about its business to Red Back;

“Kinross Disclosure Letter” means the disclosure letter executed by Kinross and delivered to Red Back prior to the execution of this Agreement;

“Kinross Expense Fee” has the meaning ascribed thereto in Section 8.3(b);

“Kinross Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Kinross and its Subsidiaries taken as a whole, other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Kinross Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby; (b) any changes affecting the global gold mining industry generally; (c) any change in the market price of gold; or (d) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; provided, however, that with respect to clauses (b), (c) and (d), such changes do not relate primarily to Kinross and its Subsidiaries, taken as a whole, or does not have a disproportionate effect on Kinross and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the gold mining industry; and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Kinross Material Adverse Effect” has occurred;

“Kinross Material Subsidiaries” means the Kinross subsidiaries listed on Schedule 4.1(d) of the Kinross Disclosure Letter;

“Kinross Meeting” means the special meeting of Kinross Shareholders, including any adjournment or postponement thereof, to be called for the purpose of obtaining Kinross Shareholder Approval;

“Kinross Public Documents” means all forms, reports, schedules, statements and other documents filed by Kinross since December 31, 2009, with all applicable Governmental Entities;

“Kinross Shareholder Approval” means the approval by the Kinross Shareholders by ordinary resolution of the issuance of the Consideration Shares, Warrants, Warrant Shares and Option Shares at the Kinross Meeting, in accordance with the policies of the TSX and NYSE;

“Kinross Shareholders” means the holders of Kinross Shares;

“Kinross Shares” means the common shares of Kinross;

“Kinross Termination Fee” has the meaning ascribed thereto in Section 8.3(b);

“Kinross Termination Fee Event” has the meaning ascribed thereto in Section 8.3(c);

“Law” or “Laws” means all laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, ordinances, judgements, injunctions, determinations, awards, decrees or other requirements, whether domestic or foreign, and the terms and conditions of any Permit of or from any Governmental Entity or self-regulatory authority (including the TSX and the NYSE), and the term “applicable” with respect to such Laws and in a context that refers to a Party, means such Laws as are applicable to such Party and/or its Subsidiaries or their business, undertaking, property or securities and emanate from a Person having jurisdiction over the Party and/or its Subsidiaries or its or their business, undertaking, property or securities;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“Locked-up Shareholders” means Lukas Lundin, Rick Clark, Simon Jackson, Michael Hunt, Brian Edgar, Robert Chase, George Brack, Alessandro Bitelli, Kevin Ross and Hugh Stuart, who together hold 1,587,844 Red Back Shares and 4,755,000 Red Back Options;

“Mailing Deadline” means the later of (a) August 25, 2010; and (b) the date that is 3 days following receipt by Red Back from Kinross of all of Kinross’ information required to be included in the Red Back Circular;

“material fact” and “material change” have the meanings ascribed thereto in the Securities Act;

“Meeting Deadline” means October 15, 2010

“misrepresentation” has the meaning ascribed thereto in the Securities Act;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“No-Action Letter” means a letter from the Commissioner advising either Kinross or Red Back (directly or through either Party’s counsel) in writing that she does not have grounds at that time on which to initiate proceedings before the Competition Tribunal under section 92 of the Competition Act for an order in respect of the transactions contemplated by this Agreement;

“NYSE” means the New York Stock Exchange;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Option Exchange Ratio” means 1.778, plus an amount equal to the portion of a Kinross Share that, at the Effective Time, has a fair market value equal to 0.110 of a Warrant.  For this purpose, the fair market value of a Warrant will be determined by Kinross and Red Back acting reasonably, using “Black-Scholes” or a similar analysis;

“Option Shares” means the Kinross Shares issuable on exercise of Replacement Options;

“ordinary course of business”, “ordinary course of business consistent with past practice”, or any similar reference, means, with respect to an action taken by a Person, that such action is consistent with the past practices of such Person and is taken in the ordinary course of the normal day-to-day business and operations of such Person; provided that in any event such action is not unreasonable or unusual;

“Outside Date” means December 31, 2010, or such later date as may be agreed to in writing by the Parties;

“Parties” means Red Back and Kinross, and “Party” means any of them;

“Permit” means any license, permit, certificate, consent, order, grant, approval, agreement, classification, restriction, registration or other Authorization of, from or required by any Governmental Entity;

“Person” includes an individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement of Red Back, substantially in the form of Schedule “A” hereto, and any amendments or variations thereto made in accordance with the Plan of Arrangement or upon the direction of the Court in the Final Order with the consent of Red Back and Kinross, each acting reasonably;

“Red Back 2007 Stock Option Plan” means the stock option plan of Red Back, approved by the Red Back Board on May 17, 2007 and by Red Back Shareholders on June 27, 2007;

“Red Back 2009 Stock Option Plan” means the stock option plan of Red Back approved by the Red Back Board on December 22, 2009 and by the Red Back Shareholders on May 10, 2010;

“Red Back Benefit Plans” means any pension or retirement income plans or other employee compensation, other than equity- or security-based compensation arrangements, or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon Red Back or any of its Subsidiaries or for which Red Back or its Subsidiaries could have any liability;

“Red Back Board” means the board of directors of Red Back as the same is constituted from time to time;

“Red Back Change in Recommendation” has the meaning ascribed thereto in Section 8.2(a)(iii)(A);

“Red Back Circular” means the notice of the Red Back Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto and enclosures therewith, to be sent to the Red Back Shareholders in connection with the Red Back Meeting, as amended, supplemented or otherwise modified from time to time;

“Red Back Confidentiality Agreement” means the confidentiality agreement between Kinross and Red Back dated January 26, 2010, as amended May 4, 2010, pursuant to which Red Back has provided confidential information about its business to Kinross;

“Red Back Disclosure Letter” means the disclosure letter executed by Red Back and delivered to Kinross prior to the execution of this Agreement;

“Red Back DSU” means a cash-settled deferred share unit issued under the deferred share unit plan adopted by the Red Back Board on October 16, 2009;

“Red Back Expense Fee” has the meaning ascribed thereto in Section 8.3(b);

“Red Back Material Adverse Effect” means any one or more changes, effects, events, occurrences or states of fact, either individually or in the aggregate, that is, or would reasonably be expected to be, material and adverse to (x) the assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), business, operations, results of operations, capital, property, obligations (whether absolute, accrued, conditional or otherwise) or financial condition of Red Back and its Subsidiaries taken as a whole, or (y) the continued ownership, development and operation of either of the Chirano Property or the Tasiast Property, in each case other than changes, effects, events, occurrences or states of fact resulting from: (a) a change in the market price of the Common Shares following and reasonably attributable to the public announcement of the execution of this Agreement and the transactions contemplated hereby, (b) any changes affecting the global gold mining industry generally; (c) any change in the market price of gold; (d) general economic, financial, currency exchange, securities or commodity market conditions in Canada or the United States; (e) any failure by Red Back to meet guidance announced by Red Back with respect to Red Back’s 2010 second quarter results (it being agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Red Back Material Adverse Effect may be taken into account in determining whether a Red Back Material Adverse Effect has occurred); or (f) any action taken upon Kinross’ request; provided, however, that with respect to clauses (b), (c) and (d), such changes do not relate primarily to Red Back and its Subsidiaries, taken as a whole, or does not have a disproportionate effect on Red Back and its Subsidiaries, taken as a whole, compared to other companies of similar size operating in the gold mining industry and references in this Agreement to dollar amounts are not intended to be and shall not be deemed to be illustrative or interpretative for purposes of determining whether a “Red Back Material Adverse Effect” has occurred;

“Red Back Material Subsidiary” means the Red Back Subsidiaries set out in Schedule 1.1 of the Red Back Disclosure Letter;

“Red Back Meeting” means the special meeting of Red Back Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Red Back Option Plan” means the Red Back 2007 Stock Option Plan or Red Back 2009 Stock Option Plan, as applicable;

“Red Back Options” means the outstanding options to purchase Red Back Shares granted under a Red Back Option Plan;

“Red Back Public Documents” means all forms, reports, schedules, statements and other documents filed by Red Back since December 31, 2009 with all applicable Governmental Entities;

“Red Back SAR” means a cash-settled share appreciation right issued under the share appreciation rights’ plan adopted by the Red Back Board on October 16, 2009;

“Red Back Shareholders” means the holders of Red Back Shares;

“Red Back Shareholder Approval” has the meaning ascribed thereto in Section 2.2(c);

“Red Back Shares” means the common shares in the authorized share capital of Red Back;

“Red Back Termination Fee” has the meaning ascribed thereto in Section 8.3(b);

“Red Back Termination Fee Event” has the meaning ascribed thereto in Section 8.3(c);

“Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the waiver or lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, including Competition Act Approval and, if applicable, any Foreign Antitrust Clearance;

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, escape, injection, deposit, disposal, discharge, dispersal, dumping, leaching or migration of any Hazardous Substance in the indoor or outdoor environment, including the movement of Hazardous Substance through or in the air, soil, surface water, ground water or property;

“Replacement Option” has the meaning ascribed thereto in Subsection 5.4(g);

 “Securities Act” means the Securities Act (Ontario) and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act and the U.S. Securities Act, together with all other applicable state, federal and provincial securities Laws, rules and regulations and published policies thereunder, as now in effect and as they may be promulgated or amended from time to time;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Special Committee” means the special committee of the Red Back Board;

“Subsidiary” has the meaning ascribed thereto in the National Instrument 45-106 – Prospectus and Registration Exemptions;

“Subscription Agreement” means the subscription agreement between Kinross and Red Back dated May 4, 2010 pursuant to which Kinross acquired 24,000,000 Red Back Shares;

“Superior Proposal” means an unsolicited bona fide Acquisition Proposal made by a third party to a Party or its shareholders in writing after the date hereof: (i) to purchase or otherwise acquire, directly or indirectly, by means of a merger, take-over bid, amalgamation, plan of arrangement, business combination, consolidation, recapitalization, liquidation, winding-up or similar transaction, all of the Red Back Shares or all of the Kinross Shares and offering or making available the same consideration in form and amount per Share to all shareholders of the Party to be purchased or otherwise acquired; (ii) that is reasonably capable of being completed without undue delay, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; (iii) is not subject to any financing condition and in respect of which any required financing to complete such Acquisition Proposal has been demonstrated to be available to the satisfaction of the board of directors of such Party, acting in good faith (after receipt of advice from its financial advisors and outside legal counsel); (iv) which is not subject to a due diligence and/or access condition; (v) that did not result from a breach of Section  7.1 or Section 7.2, as the case may be, by the receiving Party or its representatives; (vi) is made available to all Red Back or Kinross Shareholders, as the case may be, on the same terms and conditions; (vii) in respect of which the board of directors of such Party determines in good faith (after receipt of advice from its outside legal counsel with respect to (x) below and financial advisors with respect to (y) below) that (x) failure to recommend such Acquisition Proposal to its shareholders would be inconsistent with its fiduciary duties and (y) which would, taking into account all of the terms and conditions of such Acquisition Proposal, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to its shareholders from a financial point of view than the Arrangement (including any adjustment to the terms and conditions of the Arrangement proposed by the other Party pursuant to Subsection  7.1(f) or Subsection 7.2(f), as the case may be);

“Tasiast Property” means Red Back’s Tasiast Gold Mine in the Islamic Republic of Mauritania which is owned by Tasiast Mauritanie Limited S.A., a Red Back Material Subsidiary;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Taxes” includes any taxes, duties, fees, premiums, assessments, imposts, levies, expansion fees and other charges of any kind whatsoever imposed by any Governmental Entity, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, windfall, royalty, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other pension plan premiums or contributions imposed by any Governmental Entity, and any transferee liability in respect of any of the foregoing;

“Tax Returns” includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required by a Governmental Entity to be made, prepared or filed by Law in respect of Taxes;

“Transaction Personal Information” has the meaning ascribed thereto in Section 9.1;

“TSX” means the Toronto Stock Exchange;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

“U.S. Person” has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“Voting Agreements” means the voting agreements (including all amendments thereto) between Kinross and the Locked-up Shareholders setting forth the terms and conditions upon which they have agreed, among other things, to vote their Red Back Shares in favour of the Arrangement Resolution;

“Warrant” means a warrant to acquire a Kinross Share, having an expiry date that is four years following the Effective Date and an exercise price of US$21.30 per Kinross Share, provided that: (i) the Warrants may not be exercised by any holder during the 40-day period following the Effective Date; and (ii) the Warrants may not be exercised at any time by any holder who is in the United States (within the meaning of Regulation S under the U.S. Securities Act) or who is a U.S. Person; and

“Warrant Shares” means the Kinross Shares issuable on exercise of the Warrants.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in lawful money of Canada and “$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement in respect of Red Back shall have the meanings attributable thereto under GAAP and all determinations of an accounting nature in respect of Red Back required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

(a)
In this Agreement, references to “the knowledge of Red Back” means the actual knowledge of Richard Clark, Simon Jackson, Alessandro Bitelli, Kevin Ross, Hugh Stuart, John Seaward and Mike Red Back, in each case, after making due enquiries regarding the relevant matter.

(b)
In this Agreement, references to “the knowledge of Kinross” means the actual knowledge of Tye Burt, Thomas Boehlert, Tim Baker, Paul Rollinson and Geoffrey Gold, in each case, after making due enquiries regarding the relevant matter.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A   -   Plan of Arrangement
Schedule B   -   Arrangement Resolution
Schedule C   -   Key Third Party Consents

ARTICLE 2
THE ARRANGEMENT

2.1	Arrangement

Red Back and Kinross agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as reasonably practicable following the execution of this Agreement, and in any event in sufficient time to hold the Red Back Meeting in accordance with Section 2.3, Red Back shall apply to the Court in a manner acceptable to Kinross, acting reasonably, pursuant to Section 192 of the CBCA and prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Red Back Meeting and for the manner in which such notice is to be provided;

(b)	for confirmation of the record date for the Red Back Meeting referred to in Section 2.3(a);

(c)
that the requisite approval for the Arrangement Resolution shall be 66 2/3% of the votes cast on the Arrangement Resolution by the Red Back Shareholders present in Person or by proxy at the Red Back Meeting and voting as a single class (the “Red Back Shareholder Approval”);

(d)
that, in all other respects, the terms, conditions and restrictions of the Red Back constating documents, including quorum requirements and other matters, shall apply in respect of the Red Back Meeting;

(e)	for the grant of Dissent Rights to the Red Back Shareholders who are registered Red Back Shareholders;

(f)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(g)	that the Red Back Meeting may be adjourned or postponed from time to time by the Red Back Board subject to the terms of this Agreement without the need for additional approval of the Court;

(h)	that the record date for Red Back Shareholders entitled to notice of and to vote at the Red Back Meeting will not change in respect of any adjournment(s) of the Red Back Meeting;

(i)
that it is Kinross’ intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Consideration Shares and Warrants to be issued pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(j)	for such other matters as Kinross may reasonably require, subject to obtaining the prior consent of Red Back, such consent not to be unreasonably withheld or delayed.

2.3	Red Back Meeting

Subject to the terms of this Agreement:

(a)
Red Back agrees to convene and conduct the Red Back Meeting in accordance with the Interim Order, Red Back’s articles of incorporation, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before the Meeting Deadline. Red Back and Kinross agree to use their commercially reasonable efforts to schedule the Red Back Meeting and Kinross Meeting on the same day.  Red Back agrees that it shall, in consultation with Kinross, fix and publish a record date for the purposes of determining the Red Back Shareholders entitled to receive notice of and vote at the Red Back Meeting in accordance with the Interim Order.

(b)
Subject to Section 7.1(l), except as required for quorum purposes or otherwise permitted under this Agreement, Red Back shall not adjourn (except as required by Law or by valid Red Back Shareholder action), postpone or cancel (or propose or permit the adjournment (except as required by Law or by valid Red Back Shareholder action), postponement or cancellation of) the Red Back Meeting without Kinross’ prior written consent.

(c)
Red Back will advise Kinross as Kinross may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Red Back Meeting, as to the aggregate tally of the proxies received by Red Back in respect of the Arrangement Resolution.

(d)
Red Back will promptly advise Kinross of any written notice of dissent or purported exercise by any Red Back Shareholder of Dissent Rights received by Red Back in relation to the Arrangement and any withdrawal of Dissent Rights received by Red Back and any written communications sent by or on behalf of Red Back to any Red Back Shareholder exercising or purporting to exercise Dissent Rights in relation to the Arrangement.

2.4	Red Back Circular

(a)
As promptly as reasonably practicable following execution of this Agreement with a targeted date on or before August 17, 2010, and in any event prior to the close of business on the Mailing Deadline, Red Back shall (i) prepare the Red Back Circular together with any other documents required by applicable Laws, (ii) file the Red Back Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Red Back Circular as required under applicable Laws and by the Interim Order. On the date of mailing thereof, the Red Back Circular shall comply in all material respects with all applicable Laws and the Interim Order and shall contain sufficient detail to permit the Red Back Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Red Back Meeting.

(b)
In the event that Red Back provides a notice to Kinross regarding a possible Acquisition Proposal pursuant to Section 7.1(c) prior to the mailing of the Red Back Circular, then unless the Parties agree otherwise, the Mailing Deadline will be extended until the date that is seven days following the earlier of either (i) written notification from Red Back to Kinross that the Red Back Board has determined that the Acquisition Proposal is not a Superior Proposal, or (ii) the date on which Red Back and Kinross enter into an amended agreement pursuant to Subsection 7.1(f) which results in the Acquisition Proposal in question not being a Superior Proposal. In the event that the Mailing Deadline is so extended, the Meeting Deadline and the Outside Date shall be extended by the same number of days as the Mailing Deadline has been extended.

(c)
Red Back shall ensure that the Red Back Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Red Back Circular will not contain any misrepresentation (except that Red Back shall not be responsible for any information relating to Kinross and its affiliates, including the Kinross Shares).

(d)
Subject to Section 7.1, Red Back shall (i) solicit proxies in favour of the Arrangement Resolution, against any resolution submitted by any other Red Back Shareholder, including, if so requested by Kinross, using the services of dealers and proxy solicitation services and permitting Kinross to otherwise assist Red Back in such solicitation, and take all other actions that are reasonably necessary or desirable to seek the approval of the Arrangement by Red Back Shareholders, (ii) recommend to holders of Red Back Shares that they vote in favour of the Arrangement Resolution, (iii) not make a Red Back Change in Recommendation and (iv) include in the Red Back Circular a statement that each director and executive officer of Red Back intends to vote all of such Person’s Red Back Shares (including any Red Back Shares issued upon the exercise of any Red Back Options) in favour of the Arrangement Resolution, subject to the other terms of this Agreement and the Voting Agreements.

(e)
Kinross shall provide to Red Back all information regarding Kinross, its affiliates and the Kinross Shares, including any pro forma financial statements prepared in accordance with GAAP and applicable Laws as required by the Interim Order or applicable Laws for inclusion in the Red Back Circular or in any amendments or supplements to such Red Back Circular. Kinross shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Red Back Circular and to the identification in the Red Back Circular of each such advisor. Kinross shall ensure that such information does not include any misrepresentation, concerning Kinross and the Consideration.

(f)
Kinross and its legal counsel shall be given a reasonable opportunity to review and comment on the Red Back Circular prior to the Red Back Circular being printed and filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Kinross and its legal counsel, provided that all information relating solely to Kinross, its affiliates and the Red Back Shares included in the Red Back Circular shall be in form and content satisfactory to Kinross, acting reasonably. Red Back shall provide Kinross with final copies of the Red Back Circular prior to the mailing to the Red Back Shareholders.

(g)
Red Back and Kinross shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Red Back Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Red Back Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Red Back Circular as required or appropriate, and Red Back shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Red Back Circular to Red Back Shareholders and, if required by the Court or applicable Laws, file the same with any Governmental Entity and as otherwise required.

2.5	Preparation of Filings

Kinross and Red Back shall co-operate and use their reasonable commercial efforts in good faith to take, or cause to be taken, all reasonable actions, including the preparation of any applications for Regulatory Approvals and other orders, registrations, consents, filings, rulings, exemptions, no-action letters, circulars and approvals required in connection with this Agreement and the Arrangement and the preparation of any required documents, in each case as reasonably necessary to discharge their respective obligations under this Agreement, the Arrangement and the Plan of Arrangement, and to complete any of transactions contemplated by this Agreement, including their obligations under applicable Laws. It is acknowledged and agreed that, unless required to ensure that the Consideration Shares, Warrants, Warrant Shares and Option Shares are freely tradeable in Canada and that the Consideration Shares and Warrants will not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act upon their issuance, Kinross shall not be required to file a prospectus or similar document or otherwise become subject to the securities Laws of any jurisdiction (other than a Province of Canada) in order to complete the Arrangement, and provided that if the delivery of a Warrant to any Red Back Shareholder who is in the United States would not be exempt from the registration or qualification requirements of any applicable state “blue sky” securities laws, Kinross may make arrangements for the disposition of the Warrants otherwise deliverable to all such Red Back Shareholders on their behalf, and the Consideration to be received by such Red Back Shareholders will consist of the number of Kinross Shares to which they are otherwise entitled together with their proportionate entitlement to the net proceeds of the disposition of all such Warrants. Kinross may elect, at its sole discretion, to make such securities and other regulatory filings in the United States or other jurisdictions as may be necessary or desirable in connection with the completion of the Arrangement. Red Back shall provide to Kinross all information regarding Red Back and its affiliates as required by applicable Securities Laws in connection with such filings. Red Back shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in such filings and to the identification in such filings of each such advisor.

2.6	Final Order

If (a) the Interim Order is obtained;  and (b) the Arrangement Resolution is passed at the Red Back Meeting by the Red Back Shareholders as provided for in the Interim Order and as required by applicable Law, subject to the terms of this Agreement, Red Back shall diligently pursue and take all steps necessary or desirable to have the hearing before the Court of the application for the Final Order pursuant to Section 192 of the CBCA held as soon as reasonably practicable and, in any event, within two (2) business days following the approval of the Arrangement Resolution at the Red Back Meeting.

2.7	Court Proceedings

Subject to the terms of this Agreement, Kinross will cooperate with and assist Red Back in seeking the Interim Order and the Final Order, including by providing Red Back on a timely basis any information reasonably required to be supplied by Kinross in connection therewith. Red Back will provide legal counsel to Kinross with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. Subject to applicable Law, Red Back will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated by this Section 2.7 or with Kinross’ prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall require Kinross to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Kinross’ obligations set forth in any such filed or served materials or under this Agreement or the Arrangement. Red Back shall also provide to Kinross’ outside counsel on a timely basis copies of any notice of appearance or other Court documents served on Red Back in respect of the application for the Interim Order or the Final Order or any appeal therefrom and of any notice, whether written or oral, received by Red Back indicating any intention to oppose the granting of the Interim Order or the Final Order or to appeal the Interim Order or the Final Order.  Red Back will ensure that all materials filed with the Court in connection with the Arrangement are consistent in all material respects with the terms of this Arrangement Agreement and the Plan of Arrangement.  In addition, Red Back will not object to legal counsel to Kinross making such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate, provided that Red Back is advised of the nature of any submissions prior to the hearing and such submissions are consistent with this Arrangement Agreement and the Plan of Arrangement. Red Back will also oppose any proposal from any party that the Final Order contain any provision inconsistent with this Arrangement Agreement, and, if at any time after the issuance of the Final Order and prior to the Effective Date, Red Back is required by the terms of the Final Order or by Law to return to Court with respect to the Final Order, it shall do so after notice to, and in consultation and cooperation with, Kinross.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. On the second (2nd) business day after the satisfaction or, where not prohibited, the waiver of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver of those conditions as of the Effective Date) set forth in Article 6, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by Red Back with the Director, provided that the Articles of Arrangement shall not be sent to the Director, for endorsement and filing by the Director, except as contemplated hereby or with Kinross’ prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. Red Back agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 8.4 of this Agreement to include such other terms determined to be necessary or desirable by Kinross, provided that the Plan of Arrangement shall not be amended in any manner which has the effect of reducing the Consideration or which is otherwise prejudicial to the Red Back Shareholders or other parties to be bound by the Plan of Arrangement and is not inconsistent with the provisions of this Agreement. The closing of the Arrangement will take place at the offices of Osler, Hoskin & Harcourt LLP, Suite 6300, First Canadian Place, Toronto, Ontario at 8:00 a.m. on the Effective Date, or at such other time and place as may be agreed to by the Parties.

2.9	Payment of Consideration

Kinross will, following receipt by Red Back of the Final Order and prior to the filing by Red Back of the Articles of Arrangement, deposit in escrow with the Depositary (a) sufficient Kinross Shares and Warrants to satisfy the Consideration payable to the Red Back Shareholders and (b) sufficient cash to satisfy any cash payments in lieu of fractional Kinross Shares, pursuant to the Plan of Arrangement (other than Red Back Shareholders exercising Dissent Rights and who have not withdrawn their notice of objection).

2.10	Announcement and Shareholder Communications

(a)
Kinross and Red Back shall each publicly announce the transactions contemplated hereby promptly following the execution of this Agreement by Kinross and Red Back, the text and timing of each Party’s announcement to be approved by the other Party in advance, acting reasonably. Kinross and Red Back agree to co-operate in the preparation of presentations, if any, to Red Back Shareholders or the Kinross Shareholders regarding the transactions contemplated by this Agreement, and no Party shall (a) issue any press release or otherwise make public announcements with respect to this Agreement or the Plan of Arrangement without the consent of the other Party (which consent shall not be unreasonably withheld or delayed) or (b) make any filing with any Governmental Entity with respect thereto without prior consultation with the other Party; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws or stock exchange rules, and the Party making such disclosure shall use all commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity to review or comment on the disclosure or filing, and if such prior notice is not possible, to give such notice immediately following the making of such disclosure or filing.  To the extent possible, Red Back shall provide prior notice to Kinross of any material public disclosure that it proposes to make regarding its business or operations, together with a draft copy of such disclosure. Kinross and its legal counsel shall be given a reasonable opportunity to review and comment on such information prior to such information being disseminated publicly or filed with any Governmental Entity, and reasonable consideration shall be given to any comments made by Kinross and its counsel.

(b)
(i) Red Back shall not make any public disclosure in respect of Red Back or the Chirano Property or the Tasiast Property, including with respect to drill results, except as may be required by Law or in accordance with its disclosure obligations with reasonable prior notice to Kinross by delivery of a copy of any such draft disclosure, and (ii) Red Back shall not engage in any marketing activities with respect to Red Back or the Chirano Property or the Tasiast Property, except (x) in respect of those events that have been previously scheduled and for which Kinross has provided its consent or (y) disclosure required to be made by Red Back pursuant to this Agreement.

2.11	Withholding Taxes

Kinross, Red Back and the Depositary shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to any Person hereunder and from all dividends, interest or other amounts payable to any former Red Back Shareholder such amounts as Kinross, Red Back or the Depositary may be required to deduct and withhold therefrom under any provision of applicable Laws in respect of Taxes. To the extent that such amounts are so deducted, withheld and remitted, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

2.12	List of Shareholders

At the reasonable request of Kinross from time to time, Red Back shall provide Kinross with a list (in both written and electronic form) of the registered Red Back Shareholders, together with their addresses and respective holdings of Red Back Shares, with a list of the names and addresses and holdings of all Persons having rights issued by the Red Back to acquire Red Back Shares (including holders of Red Back Options) and a list of non-objecting beneficial owners of Red Back Shares, together with their addresses and respective holdings of Red Back Shares.  Red Back shall from time to time require that its registrar and transfer agent furnish Kinross with such additional information, including updated or additional lists of Red Back Shareholders and lists of holdings and other assistance as Kinross may reasonably request.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF RED BACK

3.1	Representations and Warranties

Except as disclosed in the Red Back Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made), Red Back hereby represents and warrants to Kinross as follows, and acknowledges that Kinross is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Organization and Qualification. Red Back is duly incorporated and validly existing under the CBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Red Back is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Red Back Material Adverse Effect. True and complete copies of the constating documents of Red Back have been delivered or made available to Kinross, and Red Back has not taken any action to amend or supersede such documents.

(b)
Authority Relative to this Agreement. Red Back has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Red Back and the consummation by Red Back of the transactions contemplated by this Agreement have been duly authorized by the Red Back Board and no other corporate proceedings on the part of Red Back are necessary to authorize this Agreement other than Red Back Shareholder Approval. This Agreement has been duly executed and delivered by Red Back and constitutes a valid and binding obligation of Red Back, enforceable by Kinross against Red Back in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)
No Conflict; Required Filings and Consent. The execution and delivery by Red Back of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Red Back or those of any of the Red Back Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Red Back Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Red Back or any of the Red Back Material Subsidiaries is a party or by which Red Back or any of the Red Back Material Subsidiaries is bound; or (ii) any Law to which Red Back or any of the Red Back Material Subsidiaries is subject or by which Red Back or any of the Red Back Material Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or Lien upon any of Red Back’s assets or the assets of any of the Red Back Material Subsidiaries. Other than the Interim Order, the Final Order, the filing of the Certificate of Arrangement and Articles of Arrangement, the Competition Act Approval and any Foreign Antitrust Clearance that may have been identified by Red Back in Section 5.2 of this Agreement and which Foreign Antitrust Filing Kinross, acting reasonably, has agreed is required to be made to consummate the transactions contemplated by this Agreement, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Red Back for the consummation by Red Back of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Red Back or any of the Red Back Material Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the Arrangement.

(d)
Subsidiaries. Red Back does not have Subsidiaries or any material interests in any Person, other than those listed on Schedule 3.1(d) to the Red Back Disclosure Letter. Each Subsidiary of Red Back is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Red Back Material Adverse Effect. Except as disclosed on Schedule 3.1(d) of the Red Back Disclosure Letter, Red Back beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of its Subsidiaries. Except in respect of the pledge of shares pursuant to the BNP Facility, all of the outstanding shares in the capital of each of the Subsidiaries that is a corporation are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, liens, claims or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares.  Red Back does not hold any material equity interest in any material Subsidiary, other than its interests in the Red Back Material Subsidiaries. The Subsidiaries that are not Red Back Material Subsidiaries are inactive Subsidiaries and have no assets or liabilities that are material to Red Back.

(e)	Compliance with Laws.

(i)
The operations of Red Back and the Red Back Material Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Red Back or of any of the Red Back Material Subsidiaries and none of Red Back or any of the Red Back Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Red Back Material Adverse Effect.

(ii)
None of Red Back or any of the Red Back Material Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (a) its articles or by-laws or equivalent organizational documents; or (b) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Red Back Material Adverse Effect.

(f)
Company Authorizations. Red Back and the Red Back Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Red Back or the Red Back Material Subsidiaries or otherwise in connection with the material business or operations of Red Back or the Red Back Material Subsidiaries and such Authorizations are in full force and effect.  Red Back and the Red Back Material Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Red Back Material Adverse Effect.  There is no action, investigation or proceeding pending or, to the knowledge of Red Back, threatened regarding any of the Authorizations.  None of Red Back or any of the Red Back Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Red Back Material Adverse Effect and, to the knowledge of Red Back, all such Authorizations continue to be effective in order for Red Back and the Red Back Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.  No Person other than Red Back or a Red Back Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.

(i)
The authorized share capital of Red Back consists of an unlimited number of Red Back Shares. As at the date of this Agreement there are: (A) 256,801,885 Red Back Shares validly issued and outstanding as fully-paid and non-assessable shares of Red Back; and (B) outstanding Red Back Options providing for the issuance of 6,191,336 Red Back Shares upon the exercise thereof. The terms of the Red Back Options (including exercise price) are disclosed in Schedule 3.1(g) to the Red Back Disclosure Letter. Except for the Red Back Options referred to in this Section 3.1(g)(i) and the right of the Ghanian government to acquire a 10% equity interest in Chirano Gold Mines Limited, (x) there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Red Back or any of its Subsidiaries to issue or sell any shares of Red Back or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Red Back or any of its Subsidiaries, and other than Red Back SARs and Red Back DSUs, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Red Back or any of its Subsidiaries based upon the book value, income or any other attribute of Red Back or any of its Subsidiaries, and (y) except for the pre-emptive rights granted to Kinross under the Subscription Agreement, no Person is entitled to any pre-emptive or other similar right granted by Red Back or any of its Subsidiaries. The Red Back Shares are listed on the TSX, and are not listed or quoted on any market other than the TSX.

(ii)
Schedule 3.1(g) to the Red Back Disclosure Letter sets forth, as of the date hereof, the holders of all outstanding Red Back Options and the number, exercise prices and expiration dates of each grant to such holders. All Red Back Shares that may be issued pursuant to the exercise of outstanding Red Back Options will, when issued in accordance with the terms of the Red Back Options, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)
There are no outstanding contractual obligations of Red Back or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Red Back Shares or any shares of any of its Subsidiaries. No Subsidiary of Red Back owns any Red Back Shares.

(iv)
No order ceasing or suspending trading in securities of Red Back nor prohibiting the sale of such securities has been issued and is outstanding against Red Back or its directors, officers or promoters.

(h)
Shareholder and Similar Agreements. Red Back is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Red Back or any of its Subsidiaries.

(i)	U.S. Securities Law Matters.

	(i)	Red Back is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.

(ii)
There is no class of securities of Red Back which is registered pursuant to Section 12 of the Exchange Act, nor is Red Back subject to any reporting obligation (whether active or suspended) pursuant to section 15(d) of the Exchange Act.  Red Back is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the Exchange Act.

	(iii)	Red Back is not an investment company registered or required to be registered under the U.S. Investment Company Act of 1940, as amended.

	(iv)	The Red Back Shares have not been traded on any national securities exchange in the United States during the past 12 calendar months, and will not be so traded prior to the Effective Date.

(j)
Reports. Red Back has filed with all applicable Governmental Entities true and complete copies of the Red Back Public Documents that Red Back is required to file therewith. Red Back Public Documents at the time filed: (a) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (b) complied in all material respects with the requirements of applicable Securities Laws. Red Back has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(k)	Financial Statements.

(i)
The audited consolidated financial statements for Red Back as at and for each of the fiscal years ended on December 31, 2009, December 31, 2008, and December 31, 2007 including the notes thereto and the reports by Red Back’s auditors thereon and the interim consolidated financial statements for Red Back for the period ended March 31, 2010 including the notes thereto have been, and all financial statements of Red Back which are publicly disseminated by Red Back in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position and results of operations of Red Back and its Subsidiaries as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto). There are no outstanding loans made by Red Back or any of its Subsidiaries to any executive officer or director of Red Back.

(ii)
The management of Red Back has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Red Back in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Red Back in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Red Back’s management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)
Red Back maintains internal control over financial reporting.  Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Red Back and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Red Back and its Subsidiaries are being made only with Authorizations of management and directors of Red Back and its Subsidiaries; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of Red Back or its Subsidiaries that could have a material effect on its financial statements.  To the knowledge of Red Back, and other than as disclosed in Schedule 3.1(k) of the Red Back Disclosure Letter, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Red Back that are reasonably likely to adversely affect the ability of Red Back to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Red Back.

(iv)
Since December 31, 2009, neither Red Back nor any of its Subsidiaries nor, to Red Back’s knowledge, any director, officer, employee, auditor, accountant or representative of Red Back or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Red Back or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Red Back or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board, or is not disclosed in Schedule 3.1(k) of the Red Back Disclosure Letter.

(v)
Red Back is in the process of converting to IFRS for financial reporting purposes, and, to the knowledge of Red Back, the transition to IFRS will not result in any delay in the release of Red Back’s financial results for any relevant period.

(l)
Undisclosed Liabilities. Except as disclosed in Schedule 3.1(l) of the Red Back Disclosure Letter, neither Red Back nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Red Back as of December 31, 2009 (the “Red Back Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Red Back and its Subsidiaries (other than those disclosed on the Red Back Balance Sheet and/or in the notes to the Red Back financial statements), reasonably be expected to have a Red Back Material Adverse Effect, or have a Red Back Material Adverse Effect, or, as a consequence of the consummation of the Arrangement, have a Red Back Material Adverse Effect.  Without limiting the foregoing, the Red Back Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Red Back and its Subsidiaries except as disclosed in the Red Back Disclosure Letter.

(m)	Interest in Properties and Mineral Rights.

(i)
All of Red Back’s and its Subsidiaries’ real properties (collectively, and where material, the “Property”) and all of Red Back’s and its Subsidiaries’ mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, and where material, the “Mineral Rights”), are set out in Schedule 3.1(m)(i) of the Red Back Disclosure Letter. Other than the Properties and the Mineral Rights set out in Schedule 3.1(m)(i) of the Red Back Disclosure Letter, neither Red Back nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)
Except as disclosed in the Red Back Public Documents and for the right granted to a third party to earn a 51% interest in the Enchi mineral interest in Ghana under an option agreement, Red Back or one of its Subsidiaries is the sole legal and beneficial owner of all right, title and interest in and to the Property and the Mineral Rights, free and clear of any Encumbrances.

	(iii)	All of the Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)
The Property and the Mineral Rights are in good standing under applicable Law and, to the knowledge of Red Back, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

	(v)	There is no material adverse claim against or challenge to the title to or ownership of the Property or any of the Mineral Rights.

	(vi)	Red Back or a Red Back Material Subsidiary has the exclusive right to deal with the Property and all of the Mineral Rights.

(vii)
Except as disclosed in the Red Back Public Documents, no Person other than Red Back and the Red Back Material Subsidiaries has any interest in the Property or any of the Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)
Except as disclosed in the Red Back Public Documents, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or  rights which would affect Red Back’s or a Subsidiary’s interest in the Property or any of the Mineral Rights.

	(ix)	There are no material restrictions on the ability of Red Back and its Subsidiaries to use, transfer or exploit the Property or any of the Mineral Rights, except pursuant to the applicable Law.

(x)
Neither Red Back nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Red Back or a Subsidiary in any of the Property or any of the Mineral Rights.

(xi)
Red Back and the Red Back Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Red Back and its Subsidiaries, and mineral interests that are required to exploit the development potential of the Property and the Mineral Rights as contemplated in Red Back Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Red Back to develop the Property or any of the Mineral Rights as contemplated in Red Back Public Documents filed (and available on SEDAR) on or before the date hereof.

(xii)
All mines located in or on the lands of Red Back or any of its Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Red Back or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Red Back as of the date hereof have been accurately set forth in Red Back Public Documents without omission of information necessary to make the disclosure not misleading

(n)
Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for various Properties and the Mineral Rights in which Red Back or its Subsidiaries hold an interest, as set forth in the Red Back Public Documents, were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101.  There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Red Back, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in the Red Back Public Documents.  All information regarding the Property and the Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in the Red Back Public Documents on or before the date hereof.

(o)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Red Back Material Adverse Effect:

(i)
all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Red Back, its Subsidiaries and its material joint ventures, have been: (A) duly paid; (B) duly performed; or (C) provided for prior for the date hereof; and

(ii)
all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Red Back or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(p)	Employment Matters.

(i)
Other than as disclosed in Red Back’s management information circular dated February 10, 2010 or in Schedule 3.1(p) of the Red Back Disclosure Letter, neither Red Back nor any of its Subsidiaries has entered into any written or oral agreement or understanding providing for severance or termination payments to any director, officer or employee in connection with the termination of their position or their employment as a direct result of a change in control of Red Back.

(ii)
Except in respect of ordinary course collective agreements or similar arrangements with workers at Red Back’s operating mine sites, neither Red Back nor any of its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Red Back, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.  To the knowledge of Red Back, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 3.1(p) on or before the Effective Date.

(iii)
Neither Red Back nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Red Back, threatened, or any litigation actual, or to the knowledge of Red Back, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Red Back Material Adverse Effect. To the knowledge of Red Back, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Red Back, except as would not be reasonably expected to have a Red Back Material Adverse Effect.

(iv)
Red Back and the Red Back Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Red Back, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Red Back Material Adverse Effect.

(q)	Absence of Certain Changes or Events. Since December 31, 2009:

	(i)	Red Back and the Red Back Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

	(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Red Back Material Adverse Effect has been incurred;

	(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Red Back Material Adverse Effect;

	(iv)	there has not been any change in the accounting practices used by Red Back and its Subsidiaries, except as disclosed in the Red Back Public Documents;

(v)
except as disclosed in the Red Back Public Documents or Schedule 3.1(q) of the Red Back Disclosure Letter and except for ordinary course adjustments to non-executive employees, there has not been any increase in the salary, bonus, or other remuneration payable to any non-executive employees of any of Red Back or its Subsidiaries;

(vi)
there has not been any redemption, repurchase or other acquisition of Red Back Shares by Red Back, or any declaration, setting aside or payment of any dividend or other distribution (whether in cash, shares or property) with respect to the Red Back Shares;

(vii)
there has not been a material change in the level of accounts receivable or payable, inventories or employees, other than those changes in the ordinary course of business consistent with past practice;

	(viii)	there has not been any entering into, or an amendment of, any Material Contract other than in the ordinary course of business consistent with past practice;

(ix)
except as disclosed in the Red Back Public Documents or in Schedule 3.1(q) of the Red Back Disclosure Letter there has not been any satisfaction or settlement of any material claims or material liabilities that were not reflected in Red Back’s audited financial statements, other than the settlement of claims or liabilities incurred in the ordinary course of business consistent with past practice;

	(x)	Red Back has not drawn any funds from the BNP Facility; and

(xi)
except for ordinary course adjustments, there has not been any increase in the salary, bonus, or other remuneration payable to any officers or senior or executive officers of Red Back or its Subsidiaries.

(r)
Litigation. Except as disclosed in the Red Back Public Documents or in Schedule 3.1(r) of the Red Back Disclosure Letter, there is no claim, action, proceeding or investigation pending or, to the knowledge of Red Back, threatened against or relating to Red Back or any of the Red Back Material Subsidiaries, the business of Red Back or any of the Red Back Material Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Red Back Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of Red Back are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Subsection 3.1(r) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Red Back Material Adverse Effect). Neither Red Back nor any of the Red Back Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Red Back Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(s)	Taxes.

(i)
Each of Red Back and the Red Back Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Red Back and each of the Red Back Material Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Red Back has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Red Back for any Taxes of Red Back and each of the Red Back Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)
Each of Red Back and the Red Back Material Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)
Each of Red Back and the Red Back Material Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(iv)
None of Red Back nor any of the Red Back Material Subsidiaries has made, prepared and/or filed any elections, designations or similar filings relating to Taxes or entered into any agreement or other arrangement in respect of Taxes or Tax Returns that has effect for any period ending after the Effective Date.

(v)
To the best of its knowledge, for purposes of the Code, Red Back was not a passive foreign investment company during its previous taxable year and will not be a passive foreign investment company during its current taxable year.

(vi)
Except as disclosed in the Red Back Public Documents or in Schedule 3.1(s)(v) of the Red Back Disclosure Letter, there are no proceedings, investigations, audits or claims now pending or threatened against Red Back or any of the Red Back Material Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

(vii)
None of Red Back or any of the Red Back Material Subsidiaries has acquired property from a non-arm’s length Person, within the meaning of the Tax Act: (i) for consideration the value of which is less than the fair market value of the property; or (ii) as a contribution of capital for which no shares were issued by the acquirer of the property.

(viii)
Red Back has made available to Kinross copies of all Tax Returns for the years 2009 and 2008 and all written communication to or from any Governmental Entity (except for the Tax Returns for Chirano Gold Mining Limited and Red Back Mining Ghana Limited for the 2009 Tax year) and relating to the Taxes of any of Red Back and the Red Back Material Subsidiaries, including, but not limited to, any closing agreements under Section 7121 of the Code or any similar provision of state, local or non-U.S. law or any private letter ruling of the Internal Revenue Service or comparable ruling of any other Governmental Entity, to the extent relating to periods or events in respect of which any Governmental Entity may by Law assess or otherwise impose any such tax on Red Back or any of the Red Back Material Subsidiaries.

	(ix)	For the purposes of the Tax Act and any other relevant Tax purposes:

		(A)	Red Back is resident in Canada; and

		(B)	Each of the Red Back Material Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country.

(x)
There are no Encumbrances for Taxes upon any properties or assets of Red Back or any of the Red Back Material Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Red Back’s audited financial statements).

(t)
Books and Records. The corporate records and minute books of Red Back and the Red Back Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Red Back and the Red Back Material Subsidiaries as provided to Kinross are complete and accurate in all material respects.  The corporate minute books for Red Back and the Red Back Material Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held.  The financial books and records and accounts of Red Back and the Red Back Material Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of the Red Back Material Subsidiaries, during the period of time when owned by Red Back, accurately and fairly reflect the transactions and dispositions of assets of Red Back and the Red Back Material Subsidiaries; and (c) in the case of the Red Back Material Subsidiaries, during the period of time when owned by Red Back, accurately and fairly reflect the basis for Red Back’s consolidated financial statements.

(u)	Insurance.

(i)
Red Back has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Red Back nor any of the Red Back Material Subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)
Each of such policies and other forms of insurance is in full force and effect on the date hereof and Red Back will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Red Back other) notice of cancellation or termination has been received by Red Back or any Red Back Material Subsidiaries with respect to any such policy.

(v)
Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in the Red Back Public Documents or in Schedule 3.1(v) of the Red Back Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Red Back or any of the Red Back Material Subsidiaries) between Red Back or any of the Red Back Material Subsidiaries on the one hand, and any (a) officer or director of Red Back or any of its Subsidiaries, (b) any holder of record or, to the knowledge of Red Back, beneficial owner of five percent or more of the voting securities of Red Back, or (c) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(w)	Benefit Plans.

(i)
Schedule 3.1(w) of the Red Back Disclosure Letter contains a true and complete list of all material Red Back Benefit Plans.  Complete copies of all material Red Back Benefit Plans including, but not limited to, any material trust instruments, insurance contracts and all amendments thereto have been provided to Kinross.

(ii)
Red Back and its Subsidiaries have no material liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, and there has been no communication to employees by Red Back or any of its Subsidiaries which could reasonably be interpreted to promise or guarantee such employees retiree health or life insurance or other retiree death benefits on a permanent basis.

	(iii)	No Red Back Benefit Plan is a “registered pension plan” as such term is defined in the Tax Act.

(iv)
Each Red Back Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Red Back Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Red Back Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Red Back as at and for the fiscal year ended on December 31, 2009, including the notes thereto and the report by Red Back’s auditors thereon.

(v)
There has been no amendment to, announcement by Red Back or any of the Red Back Material Subsidiaries relating to, or change in employee participation or coverage under, any Red Back Benefit Plan which would increase materially the expense of maintaining such plan above the level of the expense incurred therefor for the most recent fiscal year.  Except as disclosed in the Red Back Public Documents or Schedule 3.1(w)(v) of the Red Back Disclosure Letter, neither the execution of this Agreement, nor the consummation of the Arrangement will (i) entitle any employees of Red Back or any of its Subsidiaries to severance pay or any increase in severance pay upon any termination of employment after the date hereof, (ii) accelerate the time of payment or vesting or result in any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, increase the amount payable or result in any other material obligation pursuant to, any of the Red Back Benefit Plans, or (iii) limit or restrict the right of Red Back or, after the consummation of the Arrangement, Kinross to merge, amend or terminate any of the Red Back Benefit Plans.

(x)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Red Back Material Adverse Effect:

	(i)	all facilities and operations of Red Back and the Red Back Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii)
Red Back and the Red Back Material Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted;

(iii)
no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Red Back and the Red Back Material Subsidiaries and, to the knowledge of Red Back, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)
neither Red Back nor any of the Red Back Material Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)
to the knowledge of Red Back, there are no changes in the status, terms or conditions of any Environmental Permits held by Red Back or any of the Red Back Material Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Red Back or any of the Red Back Material Subsidiaries following the Effective Date;

(vi)
Red Back and the Red Back Material Subsidiaries have made available to Kinross all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)
to the knowledge of Red Back, Red Back and the Red Back Material Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Red Back Material Adverse Effect.

(y)
Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Red Back or any Red Back Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Red Back or any Red Back Material Subsidiary, any acquisition of property by Red Back or any Red Back Material Subsidiary or the conduct of business by Red Back or any Red Back Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Red Back Material Adverse Effect.

(z)
Material Contracts. Red Back and the Red Back Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under the material contracts.  Neither Red Back nor any of the Red Back Material Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Red Back have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Red Back Material Adverse Effect. Neither Red Back nor any Red Back Material Subsidiary knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Red Back, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Red Back Material Adverse Effect.  Prior to the date hereof, Red Back has made available to Kinross true and complete copies of all of the material contracts of Red Back.  All contracts that are material to Red Back and its Subsidiaries, taken as a whole, are with Red Back or a Red Back Material Subsidiary. All material contracts are legal, valid, binding and in full force and effect and are enforceable by Red Back (or a Red Back Material Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(aa)
Relationships with Customers, Suppliers, Distributors and Sales Representatives. Red Back has not received any written (or to the knowledge of Red Back other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Red Back or any Subsidiary, and, to the knowledge of Red Back, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Red Back Material Adverse Effect.

(bb)
Brokers. Except for the fees to be paid to Scotia Capital Inc. pursuant to its engagement letter with Red Back, a true and complete copy of which has been delivered to Kinross, none of Red Back, any of its Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Red Back has also retained CIBC World Markets Inc. on a fixed-fee basis to provide a fairness opinion to the Red Back Board in connection with the Arrangement.

(cc)	Reporting Issuer Status. As of the date hereof, Red Back is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of Canada.

(dd)	Stock Exchange Compliance. Red Back is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX.

(ee)
No Expropriation. No property or asset of Red Back or the Red Back Material Subsidiaries (including any Property or Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Red Back, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ff)
Corrupt Practices Legislation. Neither Red Back, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Red Back or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Red Back or any of its Subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of Mauritania, Ghana, Côte d’Ivoire or any other jurisdiction, and to the knowledge of Red Back no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Red Back or any of its Subsidiaries or affiliates.

3.2	Survival of Representations and Warranties

The representations and warranties of Red Back contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 4
REPRESENTATIONS AND WARRANTIES OF KINROSS

4.1	Representations and Warranties

Except as disclosed in the Kinross Disclosure Letter (which shall make reference to the applicable section, subsection, paragraph or subparagraph below in respect of which such qualification is being made) Kinross hereby represents and warrants to Red Back as follows, and acknowledges that Red Back is relying upon such representations and warranties in connection with the entering into of this Agreement:

(a)
Organization and Qualification. Kinross is duly incorporated and validly existing under the OBCA and has full corporate power and authority to own its assets and conduct its business as now owned and conducted. Kinross is duly qualified to carry on business and is in good standing in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified will not, individually or in the aggregate, have a Kinross Material Adverse Effect. True and complete copies of the constating documents of Kinross have been delivered or made available to Red Back, and Kinross has not taken any action to amend or supersede such documents.

(b)
Authority Relative to this Agreement. Kinross has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by Kinross and the consummation by Kinross of the transactions contemplated by this Agreement have been duly authorized by the board of directors of Kinross and no other corporate proceedings on the part of Kinross are necessary to authorize this Agreement, other than Kinross Shareholder Approval. This Agreement has been duly executed and delivered by Kinross and constitutes a valid and binding obligation of Kinross, enforceable by Red Back against Kinross in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency and other applicable Laws affecting the enforcement of creditors’ rights generally and subject to the qualification that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

(c)
No Conflict; Required Filings and Consent. The execution and delivery by Kinross of this Agreement and the performance by it of its obligations hereunder and the completion of the Arrangement will not violate, conflict with or result in a breach of any provision of the constating documents of Kinross or those of any of the Kinross Material Subsidiaries, and except as would not, individually or in the aggregate, have or reasonably be expected to have a Kinross Material Adverse Effect, will not: (a) violate, conflict with or result in a breach of: (i) any agreement, contract, indenture, deed of trust, mortgage, bond, instrument, Authorization, licence or permit to which Kinross or any of the Kinross Material Subsidiaries is a party or by which Kinross or any of the Kinross Material Subsidiaries is bound; or (ii) any Law to which Kinross or any of the Kinross Material Subsidiaries is subject or by which Kinross or any of the Kinross Material Subsidiaries is bound; (b) give rise to any right of termination, or the acceleration of any indebtedness, under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit; or (c) give rise to any rights of first refusal or rights of first offer, trigger any change in control or influence provisions or any restriction or limitation under any such agreement, contract, indenture, Authorization, deed of trust, mortgage, bond, instrument, licence or permit, or result in the imposition of any encumbrance, charge or lien upon any of Kinross’ assets or the assets of any of the Kinross Material Subsidiaries. Other than Kinross Shareholder Approval, Competition Act Approval, the Key Third Party Consents applicable to Kinross and conditional listing approval of the TSX and the NYSE, no Authorization, consent or approval of, or filing with, any Governmental Entity or any court or other authority is necessary on the part of Kinross for the consummation by Kinross of its obligations in connection with the Arrangement under this Agreement or for the completion of the Arrangement not to cause or result in any loss of any rights or assets or any interest therein held by Kinross or any of the Kinross Material Subsidiaries in any material properties, except for such Authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transaction contemplated by this Agreement.

(d)
Subsidiaries. Each Kinross Material Subsidiary is duly organized and is validly existing under the Laws of its jurisdiction of incorporation or organization, has full corporate power and authority to own its assets and conduct its business as now owned and conducted by it and is duly qualified to carry on business in each jurisdiction in which the character of its properties or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not have a Kinross Material Adverse Effect. Except for Chukotka Mining & Geological Company, of which Kinross owns 75% less one share, or as disclosed in the Kinross Public Documents, Kinross beneficially owns, directly or indirectly, all of the issued and outstanding securities of each of the Kinross Material Subsidiaries. All of the outstanding shares in the capital of each of the Kinross Material Subsidiaries that is a corporation are: (a) validly issued, fully-paid and non-assessable and all such shares are owned free and clear of all pledges, security interests, liens, claims or encumbrances of any kind or nature whatsoever; and (b) are free of any other restrictions including any restriction on the right to vote, sell or otherwise dispose of shares, except for the various governance arrangements and restrictions on transfer in respect of certain subsidiaries set forth in the Joint Venture Agreements. Kinross does not have any material equity interests, other than (i) its interests in the Kinross Material Subsidiaries; and (ii) its minority investments in Red Back and Harry Winston Diamond Limited Partnership.

(e)	Compliance with Laws.

(i)
The operations of Kinross and the Kinross Material Subsidiaries have been and are now conducted in compliance with all Laws of each jurisdiction, the Laws of which have been and are now applicable to the operations of Kinross or of any of the Kinross Material Subsidiaries of Kinross and none of Kinross or any of the Kinross Material Subsidiaries has received any notice of any alleged violation of any such Laws, other than non-compliance or violations which, individually or in the aggregate, would not have a Kinross Material Adverse Effect.

(ii)
None of Kinross or any of its Subsidiaries is in conflict with, or in default (including cross defaults) under or in violation of: (A) its articles or by-laws or equivalent organizational documents; or (B) any agreement or understanding to which it or by which any of its properties or assets is bound or affected, except for failures which, individually or in the aggregate, would not have a Kinross Material Adverse Effect.

(f)
Kinross Authorizations. Kinross and the Kinross Material Subsidiaries have obtained all Authorizations necessary for the ownership, operation, development, maintenance, or use of the material assets of Kinross or its Subsidiaries or otherwise in connection with the material business or operations of Kinross or its Subsidiaries and such Authorizations are in full force and effect.  Kinross and the Kinross Material Subsidiaries have fully complied with and are in compliance with all Authorizations, except, in each case, for such non-compliance which, individually or in the aggregate, would not have a Kinross Material Adverse Effect.  There is no action, investigation or proceeding pending or, to the knowledge of Kinross, threatened regarding any of the Authorizations.  None of Kinross or any of the Kinross Material Subsidiaries has received any notice, whether written or oral, of revocation or non-renewal of any such Authorizations, or of any intention of any Person to revoke or refuse to renew any of such Authorizations, except in each case, for revocations or non-renewals which, individually or in the aggregate, would not have a Kinross Material Adverse Effect and, to the knowledge of Kinross, all such Authorizations continue to be effective in order for Kinross and the Kinross Material Subsidiaries to continue to conduct their respective businesses as they are currently being conducted.  No Person other than Kinross or a Kinross Material Subsidiary thereof owns or has any proprietary, financial or other interest (direct or indirect) in any of the Authorizations.

(g)	Capitalization and Listing.

(i)
The authorized share capital of Kinross consists of an unlimited number of Kinross Shares. As at June 30, 2010 there were: (A) 703,865,358 Kinross Shares validly issued and outstanding as fully-paid and non-assessable shares of Kinross; (B) outstanding options providing for the issuance of 8,651,165 Kinross Shares upon the exercise thereof; (C) warrants to purchase 24,503,863 Kinross Shares, (D) restricted share units and restricted performance share units providing for the issuance of 2,443,229 Kinross Shares upon the exercise thereof and (E) rights to purchase Kinross Shares under the Kinross shareholder rights plan. Except for the securities referred to in this Section 4.1(g)(i), there are no options, warrants, conversion privileges, calls or other rights, shareholder rights plans, agreements, arrangements, commitments, or obligations of Kinross or any of its Subsidiaries to issue or sell any shares of Kinross or of any of its Subsidiaries or securities or obligations of any kind convertible into, exchangeable for or otherwise carrying the right or obligation to acquire any shares of Kinross or any of its Subsidiaries, and, other than deferred share units, restricted share units and restricted performance share units, there are no outstanding stock appreciation rights, phantom equity or similar rights, agreements, arrangements or commitments of Kinross or any of its Subsidiaries based upon the book value, income or any other attribute of Kinross or any of its Subsidiaries, and no Person is entitled to any pre-emptive or other similar right granted by Kinross or any of its Subsidiaries. Kinross Shares are listed on the TSX and the NYSE, and are not listed or quoted on any market other than the TSX and the NYSE.

(ii)
All Kinross Shares that may be issued pursuant to the exercise of outstanding Kinross options, restricted share units and restricted performance share units will, when issued in accordance with the terms of such securities, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable and are not and will not be subject to or issued in violation of, any pre-emptive rights.

(iii)
There are no outstanding contractual obligations of Kinross or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Kinross Shares or any shares of any of its Subsidiaries. No Subsidiary of Kinross owns any Kinross Shares.

	(iv)	No order ceasing or suspending trading in securities of Kinross nor prohibiting the sale of such securities has been issued and is outstanding against Kinross or, its directors, officers or promoters.

(v)
All Consideration Shares, Warrant Shares and Option Shares will, when issued in accordance with the terms of the Arrangement or on exercise of the Warrants or the Replacement Options, as the case may be, be duly authorized, validly issued, fully-paid and non-assessable Kinross Shares.

(h)
Shareholder and Similar Agreements. Kinross is not party to any shareholder, pooling, voting trust or other similar agreement relating to the issued and outstanding shares in the capital of Kinross or any of its Subsidiaries, other than the Joint Venture Agreements.

(i)
Reports. Kinross has filed with all applicable Governmental Entities true and complete copies of Kinross Public Documents that Kinross is required to file therewith. Kinross Public Documents at the time filed: (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (i) complied in all material respects with the requirements of applicable Securities Laws. Kinross has not filed any confidential material change report with any Governmental Entity which at the date hereof remains confidential.

(j)	Financial Statements.

(i)
The audited consolidated financial statements for Kinross as at and for each of the fiscal years ended on December 31, 2009, December 31, 2008, and December 31, 2007 including the notes thereto and the report by Kinross’ auditors thereon and the interim consolidated financial statements for Kinross for the period ended March 31, 2010 including the notes thereto have been, and all financial statements of Kinross which are publicly disseminated by Kinross in respect of any subsequent periods prior to the Effective Date will be, prepared in accordance with GAAP applied on a basis consistent with prior periods and all applicable Laws and present fairly, in all material respects, the assets, liabilities (whether accrued, absolute, contingent or otherwise), consolidated financial position of Kinross as of the respective dates thereof and its results of operations and cash flows for the respective periods covered thereby (except as may be indicated expressly in the notes thereto).  There are no outstanding loans made by Kinross or any of its Subsidiaries to any executive officer or director of Kinross.

(ii)
The management of Kinross has established and maintained a system of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by Kinross in its annual filings, interim filings or other reports filed or submitted by it under the applicable Laws imposed by Governmental Entities is recorded, processed, summarized and reported within the time periods specified in such Laws imposed by such Governmental Entities. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by Kinross in its annual filings, interim filings or other reports filed or submitted under the applicable Laws imposed by Governmental Entities is accumulated and communicated to Kinross’ management, including its chief executive officers and chief financial officers (or Persons performing similar functions), as appropriate to allow timely decisions regarding required disclosure.

(iii)
Kinross maintains internal control over financial reporting.  Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and includes policies and procedures that: (A) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Kinross and its Subsidiaries; (B) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Kinross and its Subsidiaries are being made only with Authorizations of management and directors of Kinross and its Subsidiaries, as applicable; and (C) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition or disposition of the assets of Kinross or its Subsidiaries that could have a material effect on its financial statements.  To the knowledge of Kinross and other than as disclosed to Red Back, as of the date of this Agreement: (x) there are no material weaknesses in the design and implementation or maintenance of internal controls over financial reporting of Kinross that are reasonably likely to adversely affect the ability of Kinross to record, process, summarize and report financial information; and (y) there is no fraud, whether or not material, that involves management or other employees who have a significant role in the internal control over financial reporting of Kinross.

(iv)
Since December 31, 2009, neither Kinross nor any of its Subsidiaries nor, to Kinross’ knowledge, any director, officer, employee, auditor, accountant or representative of Kinross or any of its Subsidiaries has received or otherwise had or obtained knowledge of any complaint, allegation, assertion, or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Kinross or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion, or claim that Kinross or any of its Subsidiaries has engaged in questionable accounting or auditing practices, which has not been resolved to the satisfaction of the audit committee of the Board, or has not been disclosed to Red Back.

(v)
Kinross is in the process of converting to IFRS for financial reporting purposes, and, to the knowledge of Kinross, the transition to IFRS will not result in any delay in the release of Kinross’ financial results for any relevant period.

(k)
Undisclosed Liabilities. Except as disclosed in the Kinross Public Documents, neither Kinross nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, except for: (a) liabilities and obligations that are specifically presented on the audited balance sheet of Kinross as of December 31, 2009 (the “Kinross Balance Sheet”) or disclosed in the notes thereto; or (b) liabilities and obligations incurred in the ordinary course of business consistent with past practice since December 31, 2009, that are not and would not, individually or in the aggregate with all other liabilities and obligations of Kinross and its Subsidiaries (other than those disclosed on the Kinross Balance Sheet and/or the notes to the Kinross financial statements), reasonably be expected to have a Kinross Material Adverse Effect, or have a Kinross Material Adverse Effect, or, as a consequence of the consummation of the Arrangement, have a Kinross Material Adverse Effect.  Without limiting the foregoing, the Kinross Balance Sheet reflects reasonable reserves in accordance with GAAP for contingent liabilities relating to pending litigation and other contingent obligations of Kinross and its Subsidiaries except as disclosed in Kinross Disclosure Letter.

(l)	Interest in Properties and Mineral Rights.

(i)
All of Kinross’ and its Subsidiaries’ material real properties (collectively, the “Kinross Property”) and all of Kinross’ and its Subsidiaries’ material mineral interests and rights (including any material claims, concessions, exploration licences, exploitation licences, prospecting permits, mining leases and mining rights, in each case, either existing under contract, by operation of Law or otherwise) (collectively, the “Kinross Mineral Rights”), are accurately set forth in the Kinross Public Documents. Other than the Kinross Properties and the Kinross Mineral Rights set out in the Kinross Public Documents, neither Kinross nor its Subsidiaries, owns or has any interest in any material real property or any material mineral interests and rights.

(ii)
Except as set forth in the Kinross Public Documents, Kinross or a Kinross Material Subsidiary is the sole legal and beneficial owner of all right, title and interest in and to the Kinross Property and the Mineral Rights, free and clear of any Encumbrances.

	(iii)	All of the Kinross Mineral Rights have been properly located and recorded in compliance with applicable Law and are comprised of valid and subsisting mineral claims.

(iv)
The Kinross Property and the Kinross Mineral Rights are in good standing under applicable Law and, to the knowledge of Kinross, all work required to be performed and filed in respect thereof has been performed and filed, all Taxes, rentals, fees, expenditures and other payments in respect thereof have been paid or incurred and all filings in respect thereof have been made.

	(v)	There is no material adverse claim against or challenge to the title to or ownership of the Kinross Property or any of the Kinross Mineral Rights.

	(vi)	Kinross or a Kinross Material Subsidiary has the exclusive right to deal with the Kinross Property and all of the Kinross Mineral Rights.

(vii)
Except as set forth in the Kinross Public Documents, no Person other than Kinross and the Kinross Material Subsidiaries has any interest in the Kinross Property or any of the Kinross Mineral Rights or the production or profits therefrom or any royalty in respect thereof or any right to acquire any such interest.

(viii)
Except as set forth in the Kinross Public Documents or as set forth in the Joint Venture Agreements, there are no back-in rights, earn-in rights, rights of first refusal or similar provisions or rights which would affect Kinross’ or a Subsidiary’s interest in the Kinross Property or any of the Kinross Mineral Rights.

(ix)
There are no material restrictions on the ability of Kinross and its Subsidiaries to use, transfer or exploit the Kinross Property or any of the Kinross Mineral Rights, except pursuant to the applicable Law.

(x)
Neither Kinross nor any of its Subsidiaries has received any notice, whether written or oral, from any Governmental Entity of any revocation or intention to revoke any interest of Kinross or a Subsidiary in any of the Kinross Property or any of the Kinross Mineral Rights.

(xi)
Kinross and the Kinross Material Subsidiaries have all surface rights, including fee simple estates, leases, easements, rights of way and permits or licences operations from landowners or Governmental Entities permitting the use of land by Kinross and its Subsidiaries, and mineral interests that are required to exploit the development potential of the Kinross Property and the Kinross Mineral Rights as contemplated in Kinross Public Documents filed (and available on SEDAR) on or before the date hereof and no third party or group holds any such rights that would be required by Kinross to develop the Kinross Property or any of the Kinross Mineral Rights as contemplated in Kinross Public Documents filed (and available on SEDAR) on or before the date hereof.

(xii)
All mines located in or on the lands of Kinross or any of its Subsidiaries, or lands pooled or unitized therewith, which have been abandoned by Kinross or any of its Subsidiaries, have been abandoned in accordance with good mining practices and in compliance with all applicable Laws, and all future abandonment, remediation and reclamation obligations known to Kinross as of the date hereof have been accurately set forth in Kinross Public Documents without omission of information necessary to make the disclosure not misleading

(m)
Mineral Reserves and Resources. The proven and probable mineral reserves and mineral resources for various Properties and the Mineral Rights in which Kinross or its Subsidiaries hold an interest were prepared in all material respects in accordance with sound mining, engineering, geoscience and other applicable industry standards and practices, and in all material respects in accordance with all applicable Laws, including the requirements of NI 43-101.  There has been no material reduction in the aggregate amount of estimated mineral reserves, estimated mineral resources or mineralized material of Kinross, its Subsidiaries and its material joint ventures, taken as a whole, from the amounts set forth in Kinross Public Documents.  All information regarding the Kinross Property and the Kinross Mineral Rights, including all drill results, technical reports and studies, that are required to be disclosed at Law, have been disclosed in Kinross Public Documents on or before the date hereof.

(n)	Operational Matters. Except as would not, individually or in the aggregate, be reasonably expected to result in a Kinross Material Adverse Effect:

(i)
all rentals, royalties, overriding royalty interests, production payments, net profits, interest burdens, payments and obligations due and payable, or performable, as the case may be, on or prior to the date hereof under, with respect to, or on account of, any direct or indirect assets of Kinross, its Subsidiaries and its material joint ventures, have been: (i) duly paid; (ii) duly performed; or (iii) provided for prior for the date hereof; and

(ii)
all costs, expenses, and liabilities payable on or prior to the date hereof under the terms of any contracts and agreements to which Kinross or any of its Subsidiaries or material joint ventures is directly or indirectly bound have been properly and timely paid, except for such expenses that are being currently paid prior to delinquency in the ordinary course of business.

(o)	Employment Matters.

(i)
Except in the ordinary course of business, neither Kinross nor any of its Subsidiaries (i) is a party to any collective bargaining agreement, or (ii) is subject to any application for certification or, to the knowledge of Kinross, threatened or apparent union-organizing campaigns for employees not covered under a collective bargaining agreement.  To the knowledge of Kinross, no fact or event exists that is likely to give rise to a change in the representation in this Subsection 4.1(o) on or before the Effective Date.

(ii)
Neither Kinross nor any of its Subsidiaries is subject to any claim for wrongful dismissal, constructive dismissal or any other tort claim, actual or, to the knowledge of Kinross, threatened, or any litigation actual, or to the knowledge of Kinross, threatened, relating to employment or termination of employment of employees or independent contractors, except for such claims or litigation which individually or in the aggregate would not be reasonably expected to have a Kinross Material Adverse Effect. To the knowledge of Kinross, no labour strike, lock-out, slowdown or work stoppage is pending or threatened against or directly affecting Kinross, except as would not be reasonably be expected to have a Kinross Material Adverse Effect.

(iii)
Kinross and the Kinross Material Subsidiaries have operated in accordance with all applicable Laws with respect to employment and labour, including employment and labour standards, occupational health and safety, employment equity, pay equity, workers’ compensation, human rights, labour relations and privacy and there are no current, pending, or to the knowledge of Kinross, threatened proceedings before any board or tribunal with respect to any of the areas listed herein, except where the failure to so operate would not have a Kinross Material Adverse Effect.

(p)	Absence of Certain Changes or Events. Since December 31, 2009:

	(i)	Kinross and the Kinross Material Subsidiaries have conducted their respective businesses only in the ordinary course of business and consistent with past practice;

	(ii)	no liability or obligation of any nature (whether absolute, accrued, contingent or otherwise) which has had or is reasonably likely to have a Kinross Material Adverse Effect has been incurred;

	(iii)	there has not been any event, circumstance or occurrence which has had or is reasonably likely to give rise to a Kinross Material Adverse Effect; and

	(iv)	there has not been any change in the accounting practices used by Kinross and its Subsidiaries, except as disclosed in the Kinross Public Documents.

(q)
Litigation. Except as described in Section 4.1(r)(iv), there is no claim, action, proceeding or investigation pending or, to the knowledge of Kinross, threatened against or relating to Kinross or any of the Kinross Material Subsidiaries, the business of Kinross or any of the Kinross Material Subsidiaries or affecting any of their properties, assets, before or by any Governmental Entity which, if adversely determined, would have, or reasonably could be expected to have, a Kinross Material Adverse Effect or prevent or materially delay the consummation of the Arrangement, nor to knowledge of Kinross are there any events or circumstances which could reasonably be expected to give rise to any such claim, action, proceeding or investigation (provided that the representation in this Section 4.1(q) shall not apply to claims, actions, proceedings, or investigations which may arise after the date of this Agreement which do not have a reasonable prospect of succeeding or, if successful, would not give rise to, nor reasonably be expected to give rise to, a Kinross Material Adverse Effect). Neither Kinross nor any of the Kinross Material Subsidiaries is subject to any outstanding order, writ, injunction or decree which has had or is reasonably likely to have a Kinross Material Adverse Effect or which would prevent or materially delay consummation of the transactions contemplated by this Agreement.

(r)	Taxes.

(i)
Each of Kinross and the Kinross Material Subsidiaries has duly and in a timely manner made or prepared all Tax Returns required to be made or prepared by it, and duly and in a timely manner filed all material Tax Returns required to be filed by it with the appropriate Governmental Entity, such Tax Returns were complete and correct in all material respects and Kinross and each of the Kinross Material Subsidiaries has paid all Taxes, including instalments on account of Taxes for the current year required by applicable Law, which are due and payable by it whether or not assessed by the appropriate Governmental Entity and Kinross has provided adequate accruals in accordance with GAAP in the most recently published financial statements of Kinross for any Taxes of Kinross and each of the Kinross Material Subsidiaries for the period covered by such financial statements that have not been paid whether or not shown as being due on any material Tax Returns. Since such publication date, no material liability in respect of Taxes not reflected in such statements or otherwise provided for has been assessed, proposed to be assessed, incurred or accrued, other than in the ordinary course of business.

(ii)
Each of Kinross and the Kinross Material Subsidiaries has duly and timely withheld all Taxes and other amounts required by Law to be withheld by it (including Taxes and other amounts required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the benefit of any Person) and has duly and timely remitted to the appropriate Governmental Entity such Taxes or other amounts required by Law to be remitted by it.

(iii)
Each of Kinross and the Kinross Material Subsidiaries has duly and timely collected all amounts on account of any sales, use or transfer Taxes, including goods and services, harmonized sales, provincial and territorial taxes and state and local taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity such amounts required by Law to be remitted by it.

(iv)
Except as disclosed on Schedule 4.1(r)(iv) of the Kinross Disclosure Letter or as disclosed in the Kinross Public Documents, there are no proceedings, investigations, audits or claims now pending or threatened against Kinross or any of the Kinross Material Subsidiaries in respect of any Taxes and there are no matters under discussion, audit or appeal with any Governmental Entity relating to Taxes.

	(v)	For the purposes of the Tax Act and any other relevant Tax purposes:

		(A)	Kinross is resident in Canada;

		(B)	each of the Kinross Material Subsidiaries is resident in the jurisdiction in which it was formed, and is not resident in any other country; and

(vi)
there are no Encumbrances for Taxes upon any properties or assets of Kinross or any of the Kinross Material Subsidiaries (other than Encumbrances relating to Taxes not yet due and payable and for which adequate reserves have been recorded on the most recent balance sheet included in Kinross’ audited financial statements).

(s)
Books and Records. The corporate records and minute books of Kinross and the Kinross Material Subsidiaries have been maintained in accordance with all applicable Laws, and the minute books of Kinross and the Kinross Material Subsidiaries as provided to Kinross are complete and accurate in all material respects.  The corporate minute books for Kinross and the Kinross Material Subsidiaries contain minutes of all meetings and resolutions of the directors and securityholders held.  The financial books and records and accounts of Kinross and the Kinross Material Subsidiaries in all material respects: (a) have been maintained in accordance with good business practices and in accordance with GAAP and with the accounting principles generally accepted in the country of domicile of each such entity, on a basis consistent with prior years; (b) are stated in reasonable detail and, in the case of the Kinross Material Subsidiaries, during the period of time when owned by Kinross, accurately and fairly reflect the transactions and dispositions of assets of Kinross and the Kinross Material Subsidiaries; and (c) in the case of the Kinross Material Subsidiaries, during the period of time when owned by Kinross, accurately and fairly reflect the basis for Kinross’ consolidated financial statements.

(t)	Insurance.

(i)
Kinross has in place reasonable and prudent insurance policies appropriate for its size, nature and stage of development. All premiums payable prior to the date hereof under such policies of insurance have been paid and neither Kinross nor any of the Kinross Material Subsidiaries has failed to make a claim thereunder on a timely basis.

(ii)
Each of such policies and other forms of insurance is in full force and effect on the date hereof and Kinross will use reasonable commercial efforts to keep them in full force and effect or renew them as appropriate through the Effective Date. No written (or to the knowledge of Kinross other) notice of cancellation or termination has been received by Kinross or any Kinross Material Subsidiary with respect to any such policy.

(u)
Non-Arm’s Length Transactions. Except for employment or employment compensation agreements entered into in the ordinary course of business or as disclosed in Schedule 4.1(u) of the Kinross Disclosure Letter, there are no current contracts, commitments, agreements, arrangements or other transactions (including relating to indebtedness by Kinross or any of the Kinross Material Subsidiaries) between Kinross or any of the Kinross Material Subsidiaries on the one hand, and any (i) officer or director of Kinross or any of the Kinross Material Subsidiaries, (ii) any holder of record or, to the knowledge of Kinross, beneficial owner of five percent or more of the voting securities of Kinross, or (iii) any affiliate or associate of any officer, director or beneficial owner, on the other hand.

(v)
Benefit Plans. Each Kinross Benefit Plan has been operated in accordance with its terms and any contributions required to be made under each Kinross Benefit Plan, as of the date hereof, have been timely made and all obligations in respect of each Kinross Benefit Plan have been properly accrued and reflected in the audited consolidated financial statements for Kinross as at and for the fiscal year ended on December 31, 2009, including the notes thereto and the report by Kinross’ auditors thereon.

(w)	Environmental. Except for any matters that, individually or in the aggregate, would not have or would not reasonably be expected to have a Kinross Material Adverse Effect or as disclosed to Red Back:

	(i)	all facilities and operations of Kinross and the Kinross Material Subsidiaries have been conducted, and are now, in compliance with all Environmental Laws;

(ii)
Kinross and the Kinross Material Subsidiaries are in possession of, and in compliance with, all Environmental Permits that are required to own, lease and operate the Property and Mineral Rights and to conduct their respective business as they are now being conducted;

(iii)
no environmental, reclamation or closure obligation, demand, notice, work order or other liabilities presently exist with respect to any portion of any currently or formerly owned, leased, used or otherwise controlled property, interests and rights or relating to the operations and business of Kinross and the Kinross Material Subsidiaries and, to the knowledge of Kinross, there is no basis for any such obligations, demands, notices, work orders or liabilities to arise in the future as a result of any activity in respect of such property, interests, rights, operations and business;

(iv)
neither Kinross nor any of the Kinross Material Subsidiaries is subject to any proceeding, application, order or directive which relates to environmental, health or safety matters, and which may require any material work, repairs, construction or expenditures;

(v)
to the knowledge of Kinross, there are no changes in the status, terms or conditions of any Environmental Permits held by Kinross or any of the Kinross Material Subsidiaries or any renewal, modification, revocation, reassurance, alteration, transfer or amendment of any such environmental approvals, consents, waivers, permits, orders and exemptions, or any review by, or approval of, any Governmental Entity of such environmental approvals, consents, waivers, permits, orders and exemptions that are required in connection with the execution or delivery of this Agreement, the consummation of the transactions contemplated herein or the continuation of the business of Kinross or any of the Kinross Material Subsidiaries following the Effective Date;

(vi)
Kinross and the Kinross Material Subsidiaries have made available to Red Back all material audits, assessments, investigation reports, studies, plans, regulatory correspondence and similar information with respect to environmental matters; and

(vii)
to the knowledge of Kinross, Kinross and the Kinross Material Subsidiaries are not subject to any past or present fact, condition or circumstance that could reasonably be expected to result in liability under any Environmental Laws that would individually or in the aggregate, constitute a Kinross Material Adverse Effect.

(x)
Restrictions on Business Activities. There is no agreement, judgement, injunction, order or decree binding upon Kinross or any Kinross Material Subsidiary that has or could reasonably be expected to have the effect of prohibiting, restricting or materially impairing any business practice of Kinross or any Kinross Material Subsidiary, any acquisition of property by Kinross or any Kinross Material Subsidiary or the conduct of business by Kinross or any Kinross Material Subsidiary as currently conducted (including following the transaction contemplated by this Agreement) other than such agreements, judgements, injunctions, orders or decrees which would not, individually or in the aggregate, reasonably be expected to have a Kinross Material Adverse Effect.

(y)
Material Contracts. Kinross and the Kinross Material Subsidiaries have performed in all material respects all respective obligations required to be performed by them to date under any material contracts to which any of them is a party.  Neither Kinross nor any of the Kinross Material Subsidiaries is in breach or default under any material contract to which it is a party or bound, nor does Kinross have knowledge of any condition that with the passage of time or the giving of notice or both would result in such a breach or default, except in each case where any such breaches or defaults would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Kinross Material Adverse Effect. Neither Kinross nor any Kinross Material Subsidiary of Kinross knows of, or has received written notice of, any breach or default under (nor, to the knowledge of Kinross, does there exist any condition which with the passage of time or the giving of notice or both would result in such a breach or default under) any such material contract by any other party thereto except where any such violation or default would not, individually or in the aggregate, reasonably be expected to result in, or result in, a Kinross Material Adverse Effect.  Prior to the date hereof, Kinross has made available to Red Back true and complete copies of all of the material contracts of Kinross.  All material contracts are legal, valid, binding and in full force and effect and are enforceable by Kinross (or a Kinross Material Subsidiary, as the case may be) in accordance with their respective terms (subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity) and are the product of fair and arms’ length negotiations between the parties thereto.

(z)
Relationships with Customers, Suppliers, Distributors and Sales Representatives. Kinross has not received any written (or to the knowledge of Kinross other) notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with Kinross or any Kinross Material Subsidiary, and, to the knowledge of Kinross, no such action has been threatened, which, in either case, individually or in the aggregate, would reasonably be expected to have a Kinross Material Adverse Effect.

(aa)
Brokers. Except for the fee to be paid to BMO Nesbitt Burns Inc., GMP Securities LP and Rothschild Inc. pursuant to their respective engagement letters with Kinross, none of Kinross, any of the Kinross Material Subsidiaries, or any of their respective officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finder’s fees in connection with the transactions contemplated by this Agreement. Kinross has also retained Morgan Stanley Canada Limited on a fixed-fee basis to provide a fairness opinion to the Kinross Board in connection with the Arrangement.

(bb)	Reporting Issuer Status. As of the date hereof, Kinross is a reporting issuer not in default (or the equivalent) under the Securities Laws of each of the Provinces of Canada.

(cc)	Stock Exchange Compliance. Kinross is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the TSX and the NYSE.

(dd)
No Expropriation. No property or asset of Kinross or the Kinross Material Subsidiaries (including any Kinross Property or Kinross Mineral Rights) has been taken or expropriated by any Governmental Entity nor has any notice or proceeding in respect thereof been given or commenced nor, to the knowledge of Kinross, is there any intent or proposal to give any such notice or to commence any such proceeding.

(ee)
Corrupt Practices Legislation. Neither Kinross, its Subsidiaries and affiliates, nor any of their respective officers, directors or employees acting on behalf of Kinross or any of its Subsidiaries or affiliates has taken, committed to take or been alleged to have taken any action which would cause Kinross or any of its Subsidiaries or affiliates to be in violation of the United States’ Foreign Corrupt Practices Act (and the regulations promulgated thereunder), the Corruption of Foreign Public Officials Act (Canada) (and the regulations promulgated thereunder) or any applicable Law of similar effect of another jurisdiction, and to the knowledge of Kinross, no such action has been taken by any of its agents, representatives or other Persons acting on behalf of Kinross or any of its Subsidiaries or affiliates.

(ff)	Investment Canada Act. Kinross is not a non-Canadian within the meaning of the Investment Canada Act.

4.2	Survival of Representations and Warranties

The representations and warranties of Kinross contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE 5
COVENANTS

5.1	Covenants of Red Back Regarding the Conduct of Business

Red Back covenants and agrees that prior to the Effective Date, unless Kinross shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement:

(a)
Red Back shall, and shall cause each of its Subsidiaries to, conduct its and their respective businesses only in, not take any action except in, and maintain their respective facilities, in the ordinary course of business consistent with past practice and to use commercially reasonable efforts to preserve intact its and their present business organization and goodwill, to preserve intact Red Back, its Property and Mineral Rights, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships consistent with past practice with suppliers, distributors, employees, Governmental Entities and others having business relationships with them, provided that, Kinross shall not unreasonably withhold its consent for the disposition or transfer of a non-material Property;

(b)	without limiting the generality of Subsection 5.1(a), Red Back shall not, directly or indirectly, and shall cause each of its Subsidiaries not to:

(i)
issue, sell, grant, award, pledge, dispose of, encumber or agree to issue, sell, grant, award, pledge, dispose of or encumber any Red Back Shares, any Red Back Options or any warrants, calls, conversion privileges or rights of any kind to acquire any Red Back Shares or other securities or any shares of its Subsidiaries (including, for greater certainty, Red Back Options, Red Back DSUs or Red Back SARs), other than pursuant to the exercise of existing Red Back Options;

(ii)
except as provided for in the Budget and for sales of minerals in the ordinary course of business, sell, pledge, lease, dispose of, mortgage, licence, encumber or agree to sell, pledge, dispose of, mortgage, licence, encumber or otherwise transfer any assets of Red Back or any of its Subsidiaries or any interest in any assets of Red Back and its Subsidiaries having a value greater than $10,000,000 in the aggregate;

	(iii)	amend or propose to amend the articles, by-laws or other constating documents or the terms of any securities of Red Back or any of its Subsidiaries;

	(iv)	split, combine or reclassify any outstanding Red Back Shares or the securities of any of its Subsidiaries;

	(v)	redeem, purchase or offer to purchase any Red Back Shares or other securities of Red Back or any shares or other securities of its Subsidiaries;

(vi)
declare, set aside or pay any dividend or other distribution (whether in cash, securities or property or any combination thereof) in respect of any Red Back Shares except, in the case of any of Red Back’s wholly-owned Subsidiaries, for dividends payable to Red Back;

	(vii)	reorganize, amalgamate or merge Red Back or any of its Subsidiaries with any other Person;

	(viii)	reduce the stated capital of the shares of Red Back or of any of its Subsidiaries;

(ix)
except as provided for in the Budget and other than cash management investments made in accordance with Red Back’s existing cash management policies and practices, acquire or agree to acquire (by merger, amalgamation, acquisition of shares or assets or otherwise) any Person, or make any investment either by purchase of shares or securities, contributions of capital (other than to wholly-owned Subsidiaries), property transfer or purchase of any property or assets of any other Person that has a value greater than $10,000,000 in the aggregate;

(x)
except in the ordinary course of business consistent with past practice, incur, create, assume or otherwise become liable for any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities, except for the borrowing of working capital in the ordinary course of business and consistent with past practice, or guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other Person or make any loans or advances;

(xi)	adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of Red Back or any of its Subsidiaries;

(xii)
pay, discharge, settle, satisfy, compromise, waive, assign or release any claims, liabilities or obligations other than the payment, discharge or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in Red Back’s financial statements or incurred in the ordinary course of business consistent with past practice;

(xiii)	authorize, recommend or propose any release or relinquishment of any contractual right, except in the ordinary course of business consistent with past practice;

(xiv)
waive, release, grant, transfer, exercise, modify or amend in any material respect, other than in the ordinary course of the business consistent with past practice, (i) any existing contractual rights in respect of any Mineral Rights or Properties, (ii) any material Authorization, lease, concession, contract or other document, or (iii) any other material legal rights or claims;

(xv)
waive, release, grant or transfer any rights of value or modify or change in any material respect any existing licence, lease, contract or other document, other than in the ordinary course of business consistent with past practice;

(xvi)
take any action or fail to take any action which action or failure to act would result in the material loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any Governmental Entities to institute proceedings for the suspension, revocation or limitation of rights under, any material Permits necessary to conduct its businesses as now conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any Governmental Entities;

	(xvii)	incur business expenses other than in the ordinary course and consistent with past practice;

(xviii)
take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Red Back to consummate the Arrangement or the other transactions contemplated by this Agreement, other than in connection with a Pre-Acquisition Reorganization;

(xix)
increase the benefits payable or to become payable to its directors or officers (whether from Red Back or any of its Subsidiaries), enter into or modify any employment, severance, or similar agreements or arrangements with, or grant any bonuses, salary increases, severance or termination pay to, any officer of Red Back or member of the Red Back Board other than pursuant to agreements already entered into which agreements are disclosed in Red Back Public Documents publicly available on SEDAR (for purposes of this Section 5.1(b)(xix), increases made in the ordinary course of business prior to the date of this Agreement in accordance with agreements already disclosed in Red Back Public Documents, but which increases have not yet been publicly disclosed, shall be deemed to be included in such Red Back Public Documents); or

(xx)
in the case of employees who are not officers of Red Back or members of the Red Back Board, take any action other than in the ordinary course of business and consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any bonuses, salary increases, severance or termination pay or with respect to any increase of benefits payable in effect on the date hereof;

(c)
Red Back shall not, and shall cause each of its Subsidiaries not to, establish, adopt, enter into, amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any bonus, profit sharing, thrift, incentive, compensation, stock option, restricted stock, pension, retirement, deferred compensation, savings, welfare, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers, current or former employees of Red Back or its Subsidiaries;

(d)
Red Back shall use all reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(e)	Red Back shall use its commercially reasonable best efforts to maintain and preserve all of its rights under each of its Mineral Rights and Properties and under each of its Authorizations;

(f)	Red Back shall:

(i)
not take any action, or permit any of its Subsidiaries to take any action, which would render, or which reasonably may be expected to render, any representation or warranty made by it in this Agreement untrue in any material respect;

(ii)
provide Kinross with prompt written notice of: (A) any change (or any condition, event, circumstance or development involving a prospective change) in the business, assets, operations, capitalization, condition (financial or otherwise), prospects, share or debt ownership, results of operations, cash flows, properties (including the Property and Mineral Rights), articles, by-laws, licenses, permits (including Authorizations), rights, or privileges, whether contractual or otherwise, or liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), of Red Back or any of its Subsidiaries which, when considered either individually or in the aggregate, has resulted in or would reasonably be expected to result in a Red Back Material Adverse Effect; (B) the occurrence, or failure to occur, of any event or state of facts which occurrence or failure would or would be likely to (x) cause any of the representations of Red Back contained herein to be untrue or inaccurate (without giving effect to, applying or taking into consideration any materiality or Red Back Material Adverse Effect qualification already contained within such representation or warranty) in any material respect; or (y) result in the failure in any material respect of Red Back to comply with or satisfy any covenant, condition or agreement (without giving effect to, applying or taking into consideration any qualification already contained in such covenant, condition or agreement) to be complied with or satisfied prior to the Effective Time;

(iii)
not enter into or renew any agreement, contract, lease, licence or other binding obligation of Red Back or its Subsidiaries (A) containing (1) any limitation or restriction on the ability of Red Back or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Kinross or its Subsidiaries, to engage in any type of activity or business, (2) any limitation or restriction on the manner in which, or the localities in which, all or any portion of the business of Red Back or its Subsidiaries or, following consummation of the transactions contemplated hereby, all or any portion of the business of Kinross or its Subsidiaries, is or would be conducted, or (3) any limit or restriction on the ability of Red Back or its Subsidiaries or, following completion of the transactions contemplated hereby, the ability of Kinross or its Subsidiaries, to solicit customers or employees, or (B) that would reasonably be expected to materially delay or prevent the consummation of the transactions contemplated by this Agreement;

(iv)
except as provided for in the Budget, not enter into or renew any agreement, contract, lease, licence or other binding obligation of Red Back or its Subsidiaries that is not terminable within 30 days of the Effective Date without payment by Kinross or its Subsidiaries that involves or would reasonably be expected to involve payments in excess of $10,000,000 in the aggregate over the term of the contract; and

(v)
except as may be set forth in the Budget, not incur any capital expenditures or enter into any agreement obligating Red Back or its Subsidiaries to provide for future capital expenditures involving payments in excess of $10,000,000 in the aggregate;

(g)	Red Back and each of its Subsidiaries shall:

	(i)	duly and timely file all Tax Returns required to be filed by it on or after the date hereof and all such Tax Returns will be true, complete and correct in all respects;

	(ii)	timely withhold, collect, remit and pay all Taxes which are to be withheld, collected, remitted or paid by it to the extent due and payable;

	(iii)	not make or rescind any material express or deemed election relating to Taxes;

	(iv)	not make a request for a Tax ruling or enter into any agreement with any taxing authorities or consent to any extension or waiver of any limitation period with respect to Taxes;

	(v)	not settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes; and

(vi)
not amend any Tax Return or change any of its methods of reporting income, deductions or accounting for income Tax purposes from those employed in the preparation of its income Tax Return for the tax year ended December 31, 2008, except as may be required by applicable Laws;

(h)
Red Back shall not initiate any material discussions, negotiations or filings with any Governmental Entity regarding any matter (including with respect to the Arrangement or the transactions contemplated by this Agreement or regarding the status of the Property or the Mineral Rights) without the prior consent of Kinross, such consent not to be unreasonably withheld, and further agrees to provide Kinross with immediate notice of any material communication (whether oral or written) from a Governmental Entity, including a copy of any written communication; and

(i)	Red Back shall not authorize or propose, or enter into or modify any contract, agreement, commitment or arrangement, to do any of the matters prohibited by the other Subsections of this Section 5.1.

5.2	Covenants of Red Back Relating to the Arrangement

Red Back shall and shall cause its Subsidiaries to perform all obligations required  to be performed by Red Back or any of its Subsidiaries under this Agreement, co-operate with Kinross in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, Red Back shall and, where applicable, shall cause its Subsidiaries to:

(a)
use its commercially reasonable efforts to obtain and assist Kinross in obtaining all required Regulatory Approvals. Red Back shall, within 7 business days following the execution of this Agreement, inform Kinross whether any Foreign Antitrust Filings are required in respect of the transactions contemplated by this Agreement. Provided that Kinross, acting reasonably, has agreed that such Foreign Antitrust Filings are required to be made to consummate the transactions contemplated by this Agreement, Red Back shall file as soon as reasonably practicable to a Governmental Entity any notices, applications, submissions or other documents or information required in the event that the transactions contemplated by this Agreement are subject to any Foreign Antitrust Filings, as determined by Red Back in accordance with this Section (and which Foreign Antitrust Filing Kinross, acting reasonably, has agreed is required to be made to consummate the transactions contemplated by this Agreement). Without limiting the generality of the foregoing, Red Back shall promptly provide such information and assistance as may be reasonably requested by Kinross to assist in preparing the letter and submission to the Commissioner referred to in 5.4, and shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, any requests for information and documentation received from the Commissioner in respect of the Competition Act Approval or by any other Governmental Entity in respect of a Foreign Antitrust Clearance. Red Back will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Kinross in connection with Section 5.4, including providing Kinross with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with the Commissioner or with any other Governmental Entity in respect of a Foreign Antitrust Clearance (except for notices and information which Red Back, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Kinross), and all notices and correspondence received from the Commissioner or Governmental Entity.  Red Back shall not attend any meetings, whether in person or by telephone, with the Commissioner or any Governmental Entity in connection with the transactions contemplated by this Agreement, unless it provides Kinross with a reasonable opportunity to attend such meetings;

(b)
use its commercially reasonable efforts to obtain as soon as practicable following execution of this Agreement all third party consents, approvals and notices required under any of the material contracts, and all Key Third Party Consents;

(c)	defend all lawsuits or other legal, regulatory or other proceedings against Red Back challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(d)	provide such assistance as may be reasonably requested by Kinross for the purposes of completing the Kinross Meeting;

(e)
subject to applicable Law, make available and cause to be made available to Kinross, and the agents and advisors thereto, information reasonably requested by Kinross for the purposes of preparing, considering and implementing integration and strategic plans for the combined businesses of Kinross and Red Back following completion of the Arrangement and confirming the representations and warranties of Red Back set out in Section 3.1 of this Agreement;

(f)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement and take all steps set forth in the Interim Order;

(g)
use commercially reasonable best efforts to cause the shareholders of Tasiast Mauritanie Limited S.A. (“TMLSA”) (other than Red Back Mining B.V.) to deliver to Kinross, on the Effective Date, share certificates representing shares of TMLSA not already owned by Red Back Mining B.V. together with a duly endorsed stock transfer power in blank or such other documents, certificates and instruments as Kinross may consider necessary or desirable, acting reasonably, to effectively transfer and assign such shares to a Person designated by Kinross, with a good title, free and clear of all Encumbrances; and

(h)
use commercially reasonable efforts to cause Red Back’s internal and external geologists and qualified persons to (i) prepare and deliver an updated NI 43-101-compliant technical report in respect of the Tasiast Property, which report shall be  addressed to each of Red Back and Kinross,  and (ii) to provide such consents and certificates as may be required by NI 43-101 to file such technical reports by each of Red Back and Kinross in connection with the filing of the Red Back Circular and the Kinross Circular, respectively.

5.3	Covenants of Kinross Regarding the Conduct of Business

Kinross covenants and agrees that prior to the Effective Date, unless Red Back shall otherwise agree in writing or as otherwise expressly contemplated or permitted by this Agreement, Kinross shall not, directly or indirectly, and shall cause each of its Subsidiaries not to, enter into, directly or indirectly, an investment in or acquisition of, whether individually or with any other Person, any asset or group of assets or an interest in any asset or group of assets that has a value greater than $500,000,000 individually or in the aggregate, provided that all such investments or acquisitions that have been publicly disclosed by Kinross prior to the date of this Agreement shall not be subject to the terms of this Section 5.3.

5.4	Covenants of Kinross Relating to the Arrangement

Kinross shall, and shall cause the Kinross Subsidiaries to, perform all obligations required to be performed by Kinross or any Kinross Subsidiary under this Agreement, co-operate with Red Back in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing or the obligations in Section 2.5 of this Agreement, Kinross shall and where appropriate shall cause each Kinross Subsidiary to:

(a)
use its commercially reasonable efforts to obtain and assist Red Back in obtaining all required Regulatory Approvals and provide Red Back with any information Red Back may require in order to identify any applicable Foreign Antitrust Filings. Without limiting the generality of the foregoing, Kinross shall file as soon as practicable and in any event within 7 business days following the execution of this Agreement, a letter and supporting competition submission to the Commissioner requesting that she issue to Kinross an ARC or, in the alternative, a No-Action Letter.  If Kinross has agreed that a Foreign Antitrust Filings identified by Red Back in Section 5.2 is required to consummate the transactions contemplated by this Agreement, Kinross shall file as soon as reasonably practicable to a Governmental Entity any notice, applications, submissions or other documents or information required in respect of such Foreign Antitrust Filings. Kinross shall use its commercially reasonable efforts to satisfy, as soon as reasonably possible, all requests for additional information and documentation received from the Commissioner in respect of the Competition Act Approval or any Governmental Entity in respect of a Foreign Antitrust Clearance.  Kinross will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested by Red Back in connection with Section 5.2, including providing Red Back with copies in advance and reasonable opportunity to comment on all notices, submissions, filings and information supplied to or filed with the Commissioner or with any other Governmental Entity in respect of a Foreign Antitrust Clearance (except for notices and information which Kinross, acting reasonably, considers highly confidential and competitively sensitive, which then shall be provided on an outside counsel only basis to external counsel for Red Back), and all notices and correspondence received from the Commissioner or a Governmental Entity.  Kinross shall not attend any meetings in person with the Commissioner or any Governmental Entity in connection with the transactions contemplated by this Agreement unless it provides Red Back with a reasonable opportunity to attend such meetings.  Kinross shall be responsible for all filing fees that must be submitted to a Governmental Entity in connection with the Competition Act Approval and any applicable Foreign Antitrust Clearance;

(b)	defend all lawsuits or other legal, regulatory or other proceedings against Kinross challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(c)
apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Warrant Shares and Option Shares and the Warrants, subject only to satisfaction by Kinross of customary listing conditions of the TSX and NYSE;

(d)
subject to applicable Law, make available and cause to be made available to Red Back, and its agents and advisors, information reasonably requested by Red Back for the purposes of confirming the representations and warranties of Kinross set out in Section 4.1 of this Agreement;

(e)	use commercially reasonable efforts to satisfy all conditions precedent in this Agreement;

(f)
make joint elections with Eligible Holders in respect of the disposition of their Red Back Shares pursuant to Section 85 of the Tax Act (or any similar provision of any provincial tax legislation) in accordance with the procedures and within the time limits set out in the Plan of Arrangement. The agreed amount under such joint elections shall be determined by each Eligible Holder in his or her sole discretion within the limits set out in the Tax Act;

(g)
in accordance with the terms of the Plan of Arrangement, at the Effective Time, subject to compliance with the U.S. Securities Act, to the extent applicable, each Red Back Option which is outstanding and has not been duly exercised prior to the Effective Time, shall be exchanged for a fully-vested option (each, a “Replacement Option”) to purchase from Kinross the number of Kinross Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Red Back Shares subject to such Red Back Option immediately prior to the Effective Time.  Such Replacement Option shall provide for an exercise price per Kinross Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Red Back Share otherwise purchasable pursuant to such Replacement Option; divided by (y) the Option Exchange Ratio.  It is agreed that all terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Red Back Option for which it was exchanged, and shall be governed by the terms of a Red Back Option Plan; and

(h)	vote all Red Back Shares held by it on the record date for the Red Back Meeting in favour of the Arrangement Resolution.

5.5	Kinross Meeting

Subject to the terms of this Agreement:

(a)
Kinross agrees to convene and conduct the Kinross Meeting in accordance with Kinross’ articles of incorporation, by-laws and applicable Law as soon as reasonably practicable, and in any event on or before October 15, 2010. Red Back and Kinross agree to use their commercially reasonably efforts to schedule the Red Back Meeting and Kinross Meeting on the same day.

(b)
Except as required for quorum purposes or otherwise permitted under this Agreement, Kinross shall not adjourn (except as required by Law or by valid Kinross Shareholder action), postpone or cancel (or propose or permit the adjournment (except as required by Law or by valid Kinross Shareholder action), postponement or cancellation of) the Kinross Meeting without Red Back’s prior consent.

(c)
Kinross will advise Red Back as Red Back may reasonably request, and at least on a daily basis on each of the last ten (10) business days prior to the date of the Kinross Meeting, as to the aggregate tally of the proxies received by Kinross in respect of the Kinross Shareholder Approval resolution.

5.6	Kinross Circular

(a)
As promptly as reasonably practicable following execution of this Agreement with a targeted date on or before August 17, 2010, and in any event prior to the close of business on the Mailing Deadline, Kinross shall (i) prepare the Kinross Circular together with any other documents required by applicable Laws, (ii) file the Kinross Circular in all jurisdictions where the same is required to be filed, and (iii) mail the Kinross Circular as required in accordance with all applicable Laws. On the date of mailing thereof, the Kinross Circular shall comply in all material respects with all applicable Laws and shall contain sufficient detail to permit the Kinross Shareholders to form a reasoned judgement concerning the matters to be placed before them at the Kinross Meeting.

(b)
Kinross shall ensure that the Kinross Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Kinross Circular will not contain any misrepresentation (except that Kinross shall not be responsible for any information relating to Red Back and its affiliates, including the Red Back Shares).

(c)
Subject to Section 7.2, Kinross shall (i) solicit proxies in favour of the Kinross Shareholder Approval resolution, and against any resolution submitted by any other Kinross Shareholder, and take all other actions that are reasonably necessary or desirable to seek the Kinross Shareholder Approval, (ii) recommend to holders of Kinross Shares that they vote in favour of the Kinross Shareholder Approval resolution, and (iii) not make a Kinross Change in Recommendation.

(d)
Red Back shall provide to Kinross all information regarding Red Back, its affiliates and the Red Back Shares as required by applicable Laws for inclusion in the Kinross Circular or in any amendments or supplements to such Kinross Circular. Red Back shall also use commercially reasonable efforts to obtain any necessary consents from any of its auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Kinross Circular and to the identification in the Kinross Circular of each such advisor. Red Back shall ensure that no such information will include any misrepresentation concerning Red Back, its Subsidiaries and the Red Back Shares.

(e)
Red Back and its legal counsel shall be given a reasonable opportunity to review and comment on the Kinross Circular prior to the Kinross Circular being printed and filed with the Governmental Entities, and reasonable consideration shall be given to any comments made by Red Back and its counsel, provided that all information relating solely to Red Back, its affiliates and the Red Back Shares included in the Kinross Circular shall be in form and content satisfactory to Red Back, acting reasonably. Kinross shall provide Red Back with final copies of the Kinross Circular prior to the mailing to the Kinross Shareholders.

(f)
Red Back and Kinross shall each promptly notify each other if at any time before the Effective Date either becomes aware that the Kinross Circular contains a misrepresentation, or that otherwise requires an amendment or supplement to the Kinross Circular and the Parties shall co-operate in the preparation of any amendment or supplement to the Kinross Circular as required or appropriate, and Kinross shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Kinross Circular to Kinross Shareholders and, if required by the Court or applicable Laws, file the same with the Governmental Entities and as otherwise required.

5.7	Pre-Acquisition Reorganization

(a)
Red Back agrees that, upon request by Kinross, Red Back shall, and shall cause each of its Subsidiaries to, (i) effect such reorganizations of Red Back’s or its Subsidiaries’ business, operations and assets or such other transactions as Kinross may request, acting reasonably (each a “Pre-Acquisition Reorganization”) and (ii) co-operate with Kinross and its advisors in order to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they might most effectively be undertaken; provided that the Pre-Acquisition Reorganizations are not, in the opinion of Red Back, acting reasonably prejudicial to Red Back or the Red Back Shareholders in any material respect. Kinross shall provide written notice to Red Back of any proposed Pre-Acquisition Reorganization at least ten (10) business days prior to the Effective Time. Upon receipt of such notice, Kinross and Red Back shall work co-operatively and use commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do all such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization. If Kinross does not acquire all of the Red Back Shares not already owned by it, Kinross shall (i) reimburse Red Back for all reasonable costs and expenses, including reasonable legal fees and disbursements, incurred in connection with any proposed Pre-Acquisition Reorganization; and (ii) indemnify Red Back for any adverse consequences resulting from any Pre-Acquisition Reorganization.

(b)
Without limiting the generality of the foregoing, Red Back acknowledges that Kinross may enter into transactions (the “bump transactions”) designed to step up the tax basis in certain capital property of Red Back for purposes of the Tax Act and agrees to (x) co-operate with Kinross in order to facilitate the bump transactions or other reorganizations or transactions which Kinross determines would be advisable to enhance the tax efficiency of the combined corporate group, and (y) to provide such information on a timely basis and to assist in the obtaining of any such information in order to facilitate a successful completion of the bump transactions or any such other reorganizations or transactions as is reasonably requested by Kinross.

ARTICLE 6
CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have been approved and adopted by the Red Back Shareholders at the Red Back Meeting in accordance with the Interim Order;

(b)
the Interim Order and the Final Order shall each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to Red Back and Kinross, acting reasonably, on appeal or otherwise;

(c)	Kinross Shareholder Approval shall have been obtained;

(d)
no Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law which is then in effect and has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement;

(e)
the Kinross Shares and Warrants to be issued pursuant to the Arrangement shall either be (i) exempt from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10) thereof; or (ii) be registered pursuant to an effective registration statement under the U.S. Securities Act; provided, however, that Red Back shall not be entitled to the benefit of the condition in this Section 6.1(e), and shall be deemed to have waived such condition, in the event that Red Back fails to advise the Court prior to the hearing in respect of the Final Order that Kinross intends to rely on the exemption from registration afforded by Section 3(a)(10) of the U.S. Securities Act based on the Court’s approval of the Arrangement;

(f)	Competition Act Approval and, if applicable, any Foreign Antitrust Clearance shall have been obtained; and

(g)	this Agreement shall not have been terminated

6.2	Additional Conditions Precedent to the Obligations of Kinross

The obligation of Kinross to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Kinross and may be waived by Kinross):

(a)
all covenants of Red Back under this Agreement to be performed on or before the Effective Time which have not been waived by Kinross shall have been duly performed by Red Back in all material respects and Kinross shall have received a certificate of Red Back addressed to Kinross and dated the Effective Date, signed on behalf of Red Back by two senior executive officers of Red Back (on Red Back’s behalf and without personal liability), confirming the same as at the Effective Time;

(b)
the representations and warranties of Red Back set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Red Back Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Red Back Material Adverse Effect, provided that the representations and warranties of Red Back set forth in Sections 3.1(m) and 3.1(ff) shall be true and correct in all material respects as of the Effective Time, and Kinross shall have received a certificate of Red Back addressed to Kinross and dated the Effective Date, signed on behalf of Red Back by two senior executive officers of Red Back (on Red Back’s behalf and without personal liability), confirming the same as at the Effective Time;

(c)	there shall not be pending or threatened in writing any suit, action or proceeding by any Governmental Entity or any other Person that is reasonably likely to result in a:

(i)
prohibition or restriction on the acquisition by Kinross of any Red Back Shares, restriction or prohibition of the consummation of the Arrangement or a Person obtaining from Red Back or Kinross any material damages directly or indirectly in connection with the Arrangement;

(ii) prohibition or material limit on the ownership by Kinross of Red Back or any material portion of its business; or

(iii)
imposition of limitations on the ability of Kinross to acquire or hold, or exercise full rights of ownership of, any Red Back Shares, including the right to vote the Red Back Shares to be acquired by it on all matters properly presented to the Red Back Shareholders;

(d)	no material change in the government or governing regime (either the executive or legislative branch) shall have taken place in any jurisdiction in which Red Back has any material operations;

(e)
there shall not have occurred a Red Back Material Adverse Effect that has not been publicly disclosed by Red Back prior to the date hereof or disclosed to Kinross in writing prior to the date hereof, and since the date of this Arrangement Agreement, there shall not have occurred a Red Back Material Adverse Effect, and Kinross shall have received a certificate signed on behalf of Red Back by the chief executive officer and the chief financial officer of Red Back (on Red Back’s behalf and without personal liability) to such effect;

(f)	the Key Third Party Consents shall have been obtained;

(g)
each of the Key Voting Agreements shall be in full force and effect and there shall not have occurred any material non-fulfilment or breach of any covenant or agreement, or any material misrepresentation or any incorrectness in or any breach of any representation or warranty, contained in a Voting Agreement on the part of a Locked-up Shareholder; and

(h)	holders of no more than 5% of the Red Back Shares shall have exercised Dissent Rights.

The foregoing conditions will be for the sole benefit of Kinross and may be waived by it in whole or in part at any time.

6.3	Additional Conditions Precedent to the Obligations of Red Back

The obligation of Red Back to complete the Arrangement is subject to the fulfillment of each of the following conditions precedent on or before the Effective Time (each of which is for the exclusive benefit of Red Back and may be waived by Red Back):

(a)
all covenants of Kinross under this Agreement to be performed on or before the Effective Time which have not been waived by Red Back shall have been duly performed by Kinross in all material respects and Red Back shall have received a certificate of Kinross, addressed to Red Back and dated the Effective Date , signed on behalf of Kinross by two of its senior executive officers (on Kinross’ behalf and without personal liability), confirming the same as of the Effective Date;

(b)
the representations and warranties of Kinross set forth in this Agreement shall be true and correct in all respects, without regard to any materiality or Kinross Material Adverse Effect qualifications contained in them as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure or failures of all such representations and warranties to be so true and correct in all respects would not reasonably be expected to have a Material Adverse Effect, provided that the representations and warranties of Kinross set forth Section  4.1(ee) shall be true and correct in all material respects as of the Effective Time, and Red Back shall have received a certificate signed on behalf of Kinross by two senior executive officers of Kinross (on Kinross’ behalf and without personal liability) to this effect;

(c)	Kinross shall have complied with its obligations under Section 2.9 and the Depositary shall have confirmed receipt of the Consideration and funds contemplated thereby;

(d)
there shall not have occurred a Kinross Material Adverse Effect that has not been publicly disclosed by Kinross prior to the date hereof or disclosed to Red Back in writing prior to the date hereof, and since the date of this Arrangement Agreement, there shall not have occurred a Kinross Material Adverse Effect and Red Back shall have received a certificate signed on behalf of Kinross by the chief executive officer and chief financial officer of Kinross (on Kinross’ behalf and without personal liability) to such effect;

(e)
Kinross shall have delivered evidence to Red Back, acting reasonably, of the approval of the listing and posting for trading on the TSX and NYSE of the Consideration Shares, Warrant Shares and Option Shares and of the approval and posting for trading on the TSX of the Warrants, subject only in each case to the satisfaction of the customary listing conditions of the TSX or NYSE, as the case may be; and

(f)
the distribution of the Consideration Shares and the Warrants shall be exempt from the prospectus requirements of Canadian securities laws and shall either be (i) exempt from the registration requirements of the U.S. Securities Act, or (ii) registered pursuant to an effective registration statement under the U.S. Securities Act; and: (x) there shall be no resale restrictions on the Consideration Shares and the Warrants under Securities Laws in Canada, except in respect of those holders who are subject to restrictions on resale as a result of being a “control person” under Securities Laws in Canada; and  (y) the Consideration Shares and the Warrants shall not be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act.

The foregoing conditions will be for the sole benefit of Red Back and may be waived by it in whole or in part at any time.

6.4	Satisfaction of Conditions

The conditions precedent set out in Section 6.1, Section 6.2 and Section 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director following filing of the Articles of Arrangement with the consent of the Parties in accordance with the terms of this Agreement.

ARTICLE 7
ADDITIONAL AGREEMENTS

7.1	Red Back Non-Solicitation

(a)
On and after the date of this Agreement, except as otherwise provided in this Agreement, Red Back and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)
make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Red Back, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)
engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Red Back, provided that, for greater certainty, Red Back may advise any Person making an unsolicited Acquisition Proposal that such Acquisition Proposal does not constitute a Superior Proposal when the Red Back Board has so determined;

(iii)
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Kinross, the approval or recommendation of the Red Back Board or any committee thereof of this Agreement or the Arrangement;

(iv)
approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal for Red Back (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 7.1(d) shall not be considered a violation of this Subsection 7.1(a)(iv)); or

	(v)	accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal,

provided, however, that nothing contained in this Subsection 7.1(a) or any other provision of this Agreement shall prevent the Red Back Board from, and the Red Back Board shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the Red Back Board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to Subsection 7.1(d) to any Person where the requirements of that Section are met;

(b)
Red Back shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Kinross) with respect to any potential Acquisition Proposal and, in connection therewith, Red Back will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Red Back agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Red Back undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

(c)
From and after the date of this Agreement, Red Back shall immediately provide notice to Kinross of any unsolicited bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Red Back or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Red Back or any Subsidiary by any Person that informs Red Back, any member of the Red Back Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Kinross shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Red Back, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing.  Red Back shall keep Kinross promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Kinross with respect thereto.

(d)
If the Red Back Board receives a request for material non-public information from a Person who proposes to Red Back an unsolicited bona fide written Acquisition Proposal and (x) the Red Back Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Red Back Board, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Red Back and its Subsidiaries would be inconsistent with the fiduciary duties of the Red Back Board, then, and only in such case, Red Back may provide such Person with access to information regarding Red Back and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Red Back than the Red Back Confidentiality Agreement; provided that Red Back sends a copy of any such confidentiality and standstill agreement to Kinross promptly upon its execution and Kinross is provided with a list of, and, at the request of Kinross, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(e)
Red Back agrees that it will not accept, approve or enter into any agreement (a “Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection 7.1(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

	(i)	the Red Back Board determines that the Acquisition Proposal constitutes a Superior Proposal;

	(ii)	the Red Back Meeting has not occurred;

	(iii)	Red Back has complied with Subsections 7.1(a) through 7.1(d) inclusive;

(iv)
Red Back has provided Kinross with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Red Back Board regarding the value in financial terms that the Red Back Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Kinross not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by Red Back.

(v)
Five business days shall have elapsed from the date Kinross received the notice and documentation referred to in Subsection 7.1(e)(iv) from Red Back and, if Kinross has proposed to amend the terms of the Arrangement in accordance with Subsection 7.1(f), the Red Back Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Kinross;

	(vi)	Red Back concurrently terminates this Agreement pursuant to Section 8.2(a)(iv)(D); and

	(vii)	Red Back has previously, or concurrently will have, paid to Kinross the Red Back Termination Fee;

and Red Back further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Kinross the approval or recommendation of the Arrangement, nor accept, approve or recommend any Acquisition Proposal unless the requirements of this Section 7.1(e)(i) through 7.1(e)(v) have been satisfied.

(f)
Red Back acknowledges and agrees that, during the five business day periods referred to in Subsections 7.1(e)(iv) and 7.1(e)(v) or such longer period as Red Back may approve for such purpose, Kinross shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and Red Back shall co-operate with Kinross with respect thereto, including negotiating in good faith with Kinross to enable Kinross to make such adjustments to the terms and conditions of this Agreement and the Arrangement as Kinross deems appropriate and as would enable Kinross to proceed with the Arrangement and any related transactions on such adjusted terms. The Red Back Board will review any proposal by Kinross to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Subsection 7.1(a), whether Kinross’ proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

(g)
The Red Back Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Red Back Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Red Back Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Kinross has so amended the terms of the Arrangement. Kinross and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Red Back, acting reasonably.

(h)
Nothing in this Agreement shall prevent the Red Back Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Kinross having suffered a Kinross Material Adverse Effect.  Further, nothing in this Agreement shall prevent the Red Back Board from making any disclosure to the securityholders of Red Back if the Red Back Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Red Back Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Red Back Board shall be permitted to make such disclosure, the Red Back Board shall not be permitted to make a Red Back Change in Recommendation, other than as permitted by Section 7.1(e) or the first sentence of this paragraph.  Kinross and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Red Back, acting reasonably.

(i)	Red Back acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.1.

(j)
Red Back shall ensure that the officers, directors and employees of Red Back and its Subsidiaries and any investment bankers or other advisors or representatives retained by Red Back and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and Red Back shall be responsible for any breach of this Section 7.1 by such officers, directors, employees, investment bankers, advisors or representatives.

(k)
If Red Back provides Kinross with the notice of an Acquisition Proposal contemplated in this Section 7.1 on a date that is less than seven calendar days prior to the Red Back Meeting, if requested by Kinross, Red Back shall adjourn the Red Back Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date of such notice, provided, however, that the Red Back Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

7.2	Kinross Non-Solicitation

(a)
On and after the date of this Agreement, except as otherwise provided in this Agreement, Kinross and its Subsidiaries shall not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or otherwise:

(i)
make, solicit, assist, initiate, encourage or otherwise facilitate any inquiries, proposals or offers from any other Person (including any of its officers or employees) relating to any Acquisition Proposal for Kinross, or furnish to any Person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing;

(ii)
engage in any discussions or negotiations regarding, or provide any information with respect to, or otherwise co-operate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other Person to make or complete any Acquisition Proposal for Kinross;

(iii)
withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in any manner adverse to Red Back, the approval or recommendation of the Kinross Board or any committee thereof of this Agreement or the Arrangement;

(iv)
approve, recommend or remain neutral with respect to, or propose publicly to approve, recommend or remain neutral with respect to, any Acquisition Proposal involving Kinross (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal in respect of which a confidentiality agreement has been executed in accordance with Section 7.2(d) shall not be considered a violation of this Subsection 7.2(a)(iv)); or

(v)
accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal involving Kinross, provided, however, that nothing contained in this Subsection 7.2(a) or any other provision of this Agreement shall prevent the Kinross Board from, and the Kinross Board shall be permitted to engage in discussions or negotiations with, or respond to enquiries from any Person that has made a bona fide unsolicited written Acquisition Proposal that the Kinross board has determined constitutes or could reasonably be expected to result in a Superior Proposal, or provide information pursuant to Subsection 7.2(d) to any Person where the requirements of that Section are met.

(b)
Kinross shall immediately cease and cause to be terminated any existing discussions or negotiations with any Person (other than Red Back) with respect to any potential Acquisition Proposal and, in connection therewith, Kinross will discontinue access to any of its confidential information (and not establish or allow access to any of its confidential information, or any data room, virtual or otherwise) and shall as soon as possible request the return or destruction of all confidential information provided in connection therewith to the extent such information has not already been returned or destroyed. Kinross agrees not to release any third party from any confidentiality, non-solicitation or standstill agreement to which such third party is a party, or terminate, modify, amend or waive the terms thereof and Kinross undertakes to enforce, or cause its Subsidiaries to enforce, all standstill, non-disclosure, non-disturbance, non-solicitation and similar covenants that it or any of its Subsidiaries have entered into prior to the date hereof or enter into after the date hereof.

(c)
From and after the date of this Agreement, Kinross shall immediately provide notice to Red Back of any unsolicited bona fide Acquisition Proposal or any proposal, inquiry or offer that could lead to an Acquisition Proposal or any amendments to the foregoing or any request for non-public information relating to Kinross or any of its Subsidiaries in connection with such an Acquisition Proposal or for access to the properties, books or records of Kinross or any Subsidiary by any Person that informs Kinross, any member of the Kinross Board or such Subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Red Back shall be made, from time to time, first immediately orally and then promptly (and in any event within 24 hours) in writing and shall indicate the identity of the Person making such proposal, inquiry or contact, all material terms thereof and such other details of the proposal, inquiry or contact known to Kinross, and shall include copies of any such proposal, inquiry, offer or request or any amendment to any of the foregoing.  Kinross shall keep Red Back promptly and fully informed of the status, including any change to the material terms, of any such Acquisition Proposal, offer, inquiry or request and will respond promptly to all inquiries by Kinross with respect thereto.

(d)
If the Kinross Board receives a request for material non-public information from a Person who proposes to Kinross an unsolicited bona fide written Acquisition Proposal and (x) the Kinross Board determines that such Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Proposal; and (y) in the opinion of the Kinross Board, acting in good faith and on advice from their outside legal advisors, the failure to provide such party with access to information regarding Kinross and its Subsidiaries would be inconsistent with the fiduciary duties of the Kinross Board, then, and only in such case, Kinross may provide such Person with access to information regarding Kinross and its Subsidiaries, subject to the execution of a confidentiality and standstill agreement which is customary in such situations and which, in any event and taken as a whole, is no less favourable to Kinross than the Kinross Confidentiality Agreement; provided that Kinross sends a copy of any such confidentiality and standstill agreement to Red Back promptly upon its execution and Red Back is provided with a list of, and, at the request of Red Back, copies of, the information provided to such Person and immediately provided with access to similar information to which such Person was provided.

(e)
Kinross agrees that it will not accept, approve or enter into any agreement (a “Proposed Agreement”), other than a confidentiality agreement as contemplated by Subsection 7.2(d), with any Person providing for or to facilitate any Acquisition Proposal unless:

	(i)	the Kinross Board determines that the Acquisition Proposal constitutes a Superior Proposal;

	(ii)	the Kinross Meeting has not occurred;

	(iii)	Kinross has complied with Subsections 7.2(a) through 7.2(d) inclusive;

(iv)
Kinross has provided Red Back with a notice in writing that there is a Superior Proposal together with all documentation related to and detailing the Superior Proposal, including a copy of any Proposed Agreement relating to such Superior Proposal, and a written notice from the Kinross Board regarding the value in financial terms that the Kinross Board has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the Superior Proposal, such documents to be so provided to Red Back not less than five business days prior to the proposed acceptance, approval, recommendation or execution of the Proposed Agreement by Kinross.

(v)
Five business days shall have elapsed from the date Red Back received the notice and documentation referred to in Subsection 7.2(e)(iv) from Kinross and, if Red Back has proposed to amend the terms of the Arrangement in accordance with Subsection 7.2(f), the Kinross Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that the Acquisition Proposal is a Superior Proposal compared to the proposed amendment to the terms of the Arrangement by Red Back;

	(vi)	Kinross concurrently terminates this Agreement pursuant to Section 8.2(a)(iii)(D); and

	(vii)	Kinross has previously, or concurrently will have, paid to Red Back the Kinross Termination Fee;

and Kinross further agrees that it will not withdraw, modify or qualify (or propose to withdraw, modify or qualify) in any manner adverse to Red Back the approval or recommendation of the Arrangement, nor accept, approve or recommend any Acquisition Proposal unless the requirements of this Section 7.2(e)(i) through 7.2(e)(v) have been satisfied.

(f)
Kinross acknowledges and agrees that, during the five business day periods referred to in Subsections 7.2(e)(iv) and 7.2(e)(v) or such longer period as Kinross may approve for such purpose, Red Back shall have the opportunity, but not the obligation, to propose to amend the terms of this Agreement and the Arrangement and Kinross shall co-operate with Red Back with respect thereto, including negotiating in good faith with Red Back to enable Red Back to make such adjustments to the terms and conditions of this Agreement and the Arrangement as Red Back deems appropriate and as would enable Red Back to proceed with the Arrangement and any related transactions on such adjusted terms. The Kinross Board will review any proposal by Red Back to amend the terms of the Arrangement in order to determine, in good faith in the exercise of its fiduciary duties and consistent with Subsection 7.2(a), whether Red Back’s proposal to amend the Arrangement would result in the Acquisition Proposal not being a Superior Proposal compared to the proposed amendment to the terms of the Arrangement.

(g)
The Kinross Board shall promptly reaffirm its recommendation of the Arrangement by press release after: (x) any Acquisition Proposal which the Kinross Board determines not to be a Superior Proposal is publicly announced or made; or (y) the Kinross Board determines that a proposed amendment to the terms of the Arrangement would result in the Acquisition Proposal which has been publicly announced or made not being a Superior Proposal, and Red Back has so amended the terms of the Arrangement. Red Back and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such press release, recognizing that whether or not such comments are appropriate will be determined by Kinross, acting reasonably.

(h)
Nothing in this Agreement shall prevent the Kinross Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal, or from withdrawing, modifying or changing its recommendation as a result of Red Back having suffered a Red Back Material Adverse Effect.  Further, nothing in this Agreement shall prevent the Kinross Board from making any disclosure to the securityholders of Kinross if the Kinross Board, acting in good faith and upon the advice of its legal advisors, shall have first determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Kinross Board or such disclosure is otherwise required under applicable Law, provided, however, that, notwithstanding the Kinross Board shall be permitted to make such disclosure, the Kinross Board shall not be permitted to make a Kinross Change in Recommendation, other than as permitted by Section 7.2(e) or the first sentence of this paragraph.  Red Back and its counsel shall be given a reasonable opportunity to review and comment on the form and content of any such disclosure, recognizing that whether or not such comments are appropriate will be determined by Kinross, acting reasonably.

(i)	Kinross acknowledges and agrees that each successive modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for the purposes of this Section 7.2.

(j)
Kinross shall ensure that the officers, directors and employees of Kinross and its Subsidiaries and any investment bankers or other advisors or representatives retained by Kinross and/or its Subsidiaries in connection with the transactions contemplated by this Agreement are aware of the provisions of this Section, and Kinross shall be responsible for any breach of this Section 7.2 by such officers, directors, employees, investment bankers, advisors or representatives.

(k)
If Kinross provides Red Back with the notice of an Acquisition Proposal contemplated in this Section 7.2 on a date that is less than seven calendar days prior to the Kinross Meeting, if requested by Red Back, Kinross shall adjourn the Kinross Meeting to a date that is not less than seven calendar days and not more than 10 calendar days after the date of such notice, provided, however, that the Kinross Meeting shall not be adjourned or postponed to a date later than the seventh (7) business day prior to the Outside Date.

(l)
Notwithstanding anything in this Agreement to the contrary, at any time following the date of this Agreement and prior to the Effective Time, the Kinross Board may publicly accept or recommend that its shareholders accept and/or enter into a definitive agreement with respect to a Change of Control Proposal provided that:

	(i)	if the Change of Control Proposal is structured as a take-over bid, the date upon which any securities may be taken up by the offeror shall be after the Effective Date, and

(ii)
if the Change of Control Proposal requires approval by the Kinross Shareholders, the record date for any meeting of Kinross Shareholders that is required to be held to consider the Change of Control Proposal shall be after the Effective Date.

7.3	Access to Information; Confidentiality

From the date hereof until the earlier of the Effective Time and the termination of this Agreement pursuant to its terms, subject to compliance with applicable Law and the terms of any existing Contracts, each of Kinross and Red Back shall, and shall cause their respective Representatives to afford to the other Party and to Representatives of the other Party such access as the other Party may reasonably require at all reasonable times, including for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and contracts, and shall furnish the other Party with all data and information as the other Party may reasonably request. Kinross and Red Back acknowledge and agree that information furnished pursuant to this Section 7.3 shall be subject to the terms and conditions of the Red Back Confidentiality Agreement and the Kinross Confidentiality Agreement.

7.4	Notices of Certain Events

(a)
Each Party will give prompt notice to the other of the occurrence, or failure to occur, at any time from the date hereof until the earlier to occur of the termination of this Agreement pursuant to its terms and the Effective Time of any event or state of facts which occurrence or failure would, or would be likely to:

(i)
cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any material respect on the date hereof or at the Effective Time (provided that this clause (i) shall not apply in the case of any event or state of facts resulting from the actions or omissions of a Party which are required under this Agreement); or

	(ii)	result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party hereunder prior to the Effective Time,

provided, however, that the delivery of any notice pursuant to this Section 7.4 shall not limit or otherwise affect the remedies available hereunder to the Party receiving that notice.

(b)
No Party may elect not to complete the transactions contemplated hereby pursuant to the conditions set forth herein or any termination right arising therefrom under Section 8.2(a)(iii)(B) or Section 8.2(a)(iv)(B) and no payments are payable as a result of such termination pursuant to Section 8.3 unless, prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfilment or the applicable condition or termination right, as the case may be. If any such notice is delivered, provided that a Party is proceeding diligently to cure such matter and such matter is capable of being cured, no Party may terminate this Arrangement Agreement until the expiration of a period of five Business Days from such notice.

7.5	Insurance and Indemnification

(a)
Prior to the Effective Date, Red Back shall purchase customary “tail” policies of directors’ and officers’ liability insurance providing protection no less favourable in the aggregate to the protection provided by the policies maintained by Red Back and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date and Kinross will, or will cause Red Back and its Subsidiaries to, maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; provided, that Kinross shall not be required to pay any amounts in respect of such coverage prior to the Effective Time and provided, further that the cost of such policy shall not exceed 300% of Red Back’s current annual aggregate premium for policies currently maintained by Red Back or its Subsidiaries.

(b)
Kinross agrees that it shall honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Red Back and its Subsidiaries to the extent that they are disclosed in Schedule 7.5(b) of the Red Back Disclosure Letter, and acknowledges that such rights, to the extent that they are disclosed in Schedule 7.5(b) of the Red Back Disclosure Letter, shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six (6) years from the Effective Date.

(c)
The provisions of this Section 7.5 are intended for the benefit of, and shall be enforceable by, each insured or indemnified Person, his or her heirs and his or her legal representatives and, for such purpose, Red Back hereby confirms that it is acting as agent on their behalf. Furthermore, this Section 7.5 shall survive the termination of this Agreement as a result of the occurrence of the Effective Date for a period of six (6) years.

ARTICLE 8
TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms.

8.2	Termination

(a)
This Agreement may be terminated at any time prior to the Effective Time (notwithstanding Kinross Shareholder Approval or any approval of this Agreement or the Arrangement Resolution by the Red Back Shareholders and/or by the Court, as applicable):

	(i)	by mutual written agreement of Red Back and Kinross;

	(ii)	by either Red Back or Kinross, if:

(A)
the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate this Agreement under this 8.2(a)(ii)(A) shall not be available to any Party whose failure to fulfill any of its obligations or breach of any of its representations and warranties under this Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date;

(B)
after the date hereof, there shall be enacted or made any applicable Law that makes consummation of the Arrangement illegal or otherwise prohibited or enjoins Red Back or Kinross from consummating the Arrangement and such applicable Law or enjoinment shall have become final and non-appealable;

		(C)	Red Back Shareholder Approval shall not have been obtained at the Red Back Meeting in accordance with the Interim Order; or

		(D)	Kinross Shareholder Approval shall not have been obtained at the Kinross Meeting.

	(iii)	by Kinross, if:

(A)
prior to the Effective Time: (1) subject to Section 7.1(a)(iv), the Red Back Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Kinross or fails to publicly reaffirm its recommendation of the Arrangement within three calendar days (and in any case prior to the Red Back Meeting) after having been requested in writing by Kinross to do so, in a manner adverse to Kinross (a “Red Back Change in Recommendation”); (2) the Red Back Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Red Back shall have breached Section 7.1 in any material respect;

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Red Back set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date, as reasonably determined by Kinross and provided that Kinross is not then in breach of this Agreement so as to cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied;

(C)
Kinross has been notified in writing by Red Back of a Proposed Agreement in accordance with Section 7.1(e), and either: (i) Kinross does not deliver an amended Arrangement proposal within five Business Days of delivery of the Proposed Agreement to Kinross; or (ii) Kinross delivers an amended Arrangement proposal pursuant to Section 7.1(f) but the Red Back Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement terms offered by Kinross; or

(D)
it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by Section 7.2(d)), subject to compliance with Section 7.2 in all material respects and provided that no termination under this Section 8.2(a)(iii)(D) shall be effective unless and until Kinross shall have paid to Red Back the amount required to be paid pursuant to Section 8.3.

(iv)	by Red Back, if

(A)
prior to the Effective Time: (1) subject to Section 7.2(a)(iv), the Kinross Board fails to recommend or withdraws, amends, modifies or qualifies, in a manner adverse to Red Back or fails to publicly reaffirm its recommendation of the Arrangement within three calendar days (and in any case prior to the Kinross Meeting) after having been requested in writing by Red Back to do so, in a manner adverse to Red Back (a “Kinross Change in Recommendation”); (2) the Kinross Board or a committee thereof shall have approved or recommended any Acquisition Proposal; or (3) Kinross shall have breached Section 7.2 in any material respect;

(B)
a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Kinross set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 6.3(a) or 6.3(b) not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date as reasonably determined by Red Back and provided that Red Back is not then in breach of this Agreement so as to cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(C)
Red Back has been notified in writing by Kinross of a Proposed Agreement in accordance with Section 7.2(e), and either: (i) Red Back does not deliver an amended Arrangement proposal within five Business Days of delivery of the Proposed Agreement to Red Back; or (ii) Red Back delivers an amended Arrangement proposal pursuant to Section 7.2(f) but the Kinross Board determines, acting in good faith and in the proper discharge of its fiduciary duties, that the Acquisition Proposal provided in the Proposed Agreement continues to be a Superior Proposal in comparison to the amended Arrangement terms offered by Red Back; or

(D)
it wishes to enter into a binding written agreement with respect to a Superior Proposal (other than a non-disclosure and standstill agreement permitted by Section 7.1(d)), subject to compliance with Sections 7.1 in all material respects and provided that no termination under this Section 8.2(a)(iv)(D) shall be effective unless and until Red Back shall have paid to Kinross the amount required to be paid pursuant to Section 8.3.

(b)
The Party desiring to terminate this Agreement pursuant to this Section 8.2 (other than pursuant to Section 8.2(a)(i)) shall give notice of such termination to the other Parties, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

(c)
If this Agreement is terminated pursuant to this Section 8.2, this Agreement shall become void and be of no further force or effect without liability of any Party (or any shareholder, director, officer, employee, agent, consultant or representative of such Party) to any other Party hereto, except that the provisions of this Section 8.2(c) and Sections 8.3, 9.3, 9.4, 9.6 and 9.7 and all related definitions set forth in Section 1.1 and the provisions of the Red Back Confidentiality Agreement and the Kinross Confidentiality Agreement shall survive any termination hereof pursuant to Section 8.2(a).

8.3	Expenses and Termination Fees

(a)
Except as otherwise provided herein, all fees, costs and expenses incurred in connection with this Agreement and the Plan of Arrangement shall be paid by the Party incurring such fees, costs or expenses.

(b)	For the purposes of this Agreement:

	(i)	“Fee” means a (A) Kinross Expense Fee, (B) Kinross Termination Fee, (C) Red Back Expense Fee, or (D) Red Back Termination Fee;

	(ii)	“Kinross Expense Fee” means $15 million;

	(iii)	“Kinross Termination Fee” means $250 million;

	(iv)	“Red Back Expense Fee” means $15 million; and

	(v)	“Red Back Termination Fee” means an amount equal to $217 million.

(c)	For the purposes of this Agreement, “Red Back Termination Fee Event” means the termination of this Agreement:

(i)
by Kinross pursuant to Section 8.2(a)(iii)(A) (but not including a termination by Kinross pursuant to Section 8.2(a)(iii)(A) in circumstances where the Red Back Change in Recommendation resulted from the occurrence of a Kinross Material Adverse Effect) or Section 8.2(a)(iii)(C), in either case prior to the Red Back Meeting;

	(ii)	by Red Back pursuant to Section 8.2(a)(iv)(D); or

(iii)
by either Party pursuant to Section 8.2(a)(ii)(C) or by either Party pursuant to Section 8.2(a)(ii)(A), but only if, in these termination events, (x) prior to such termination, a bona fide Acquisition Proposal for Red Back shall have been made or publicly announced by any Person other than Kinross and (y) within twelve months following the date of such termination, Red Back or one or more of its Subsidiaries (A) enters into a definitive agreement in respect of one or more Acquisition Proposals or (B) there shall have been consummated one or more Acquisition Proposals for Red Back; provided that, Red Back shall be entitled to deduct from the Red Back Termination Fee an amount equal to the Red Back Expense Fee if any such fees were paid to Kinross.

If a Red Back Termination Fee Event occurs, Red Back shall pay the Red Back Termination Fee to Kinross by wire transfer of immediately available funds, as follows:

(A)
if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(iii), the Red Back Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Red Back Expense Fee paid shall be credited towards payment of the Red Back Termination Fee;

		(B)	if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(i), the Red Back Termination Fee shall be payable within two (2) business days following such termination; or

		(C)	if the Red Back Termination Fee is payable pursuant to Section 8.3(c)(ii), the Red Back Termination Fee shall be payable prior to or simultaneously with such termination.

(d)	For the purposes of this Agreement, “Red Back Expense Fee Event” means the termination of this Agreement:

	(i)	by Kinross or Red Back pursuant to Section 8.2(a)(ii)(C); or

	(ii)	by Kinross pursuant to Section 8.2(a)(iii)(B).

If a Red Back Expense Fee Event occurs, Red Back shall pay the Red Back Expense Fee to Kinross by wire transfer of immediately available funds within two (2) business days following such termination, provided that, in the event of a termination of this Agreement pursuant to Section 8.2(a)(ii)(C), if (a) Kinross Shareholder Approval was not obtained at the Kinross Meeting; or (b) a Red Back Change of Recommendation occurred as a result of a Kinross Material Adverse Effect, the Red Back Expense Fee shall not be payable.

(e)	For the purposes of this Agreement, “Kinross Termination Fee Event” means the termination of this Agreement:

(i)
by Red Back pursuant to Section 8.2(a)(iv)(A) (but not including a termination by Red Back pursuant to Section 8.2(a)(iv)(A) in circumstances where the Kinross Change in Recommendation resulted from the occurrence of a Red Back Material Adverse Effect) or Section 8.2(a)(iv)(C), in either case, prior to the Kinross Meeting;

	(ii)	by Kinross pursuant to Section 8.2(a)(iii)(D); or

(iii)
by either Party pursuant to Section 8.2(a)(ii)(D) or by either Party pursuant to Section 8.2(a)(ii)(A), but only if, in these termination events, (x) prior to such termination, a bona fide Acquisition Proposal for Kinross shall have been made or publicly announced by any Person other than Red Back and (y) within twelve months following the date of such termination, Kinross or one or more of its Subsidiaries (A) enters into a definitive agreement in respect of one or more Acquisition Proposals or (B) there shall have been consummated one or more Acquisition Proposals for Kinross; provided that, Kinross shall be entitled to deduct from the Kinross Termination Fee an amount equal to the Kinross Expense Fee if any such fees were paid to Red Back.

If a Kinross Termination Fee Event occurs, Kinross shall pay the Kinross Termination Fee to Red Back by wire transfer of immediately available funds, as follows:

(A)
if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(iii), the Kinross Termination Fee shall be payable concurrently upon the earlier of the entering into of the applicable agreement referred to therein or upon the consummation of the Acquisition Proposal referred to therein, and any Kinross Expense Fee paid shall be credited towards payment of the Kinross Termination Fee;

	(B)	if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(i), the Kinross Termination Fee shall be payable within two (2) business days following such termination; or

	(C)	if the Kinross Termination Fee is payable pursuant to Section 8.3(e)(ii), the Kinross Termination Fee shall be payable prior to or simultaneously with such termination.

(f)	For the purposes of this Agreement, “Kinross Expense Fee Event” means the termination of this Agreement:

(i)	by Kinross or Red Back pursuant to Section 8.2(a)(ii)(D); or

(ii)	by Red Back pursuant to Section 8.2(a)(iv)(B).

If a Kinross Expense Fee Event occurs, Kinross shall pay the Kinross Expense Fee to Red Back by wire transfer of immediately available funds within two (2) business days following such termination, provided that, in the event of a termination of this Agreement pursuant to Section 8.2(a)(ii)(D), if (a) Red Back Shareholder Approval was not obtained at the Red Back Meeting; or (b) a Kinross Change of Recommendation occurred as a result of a Red Back Material Adverse Effect, the Kinross Expense Fee shall not be payable.

(g)
Each of the Parties acknowledges that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated in this Agreement and that, without those agreements, the Parties would not enter into this Agreement. Each Party acknowledges that all of the payment amounts set out in this Section 8.3 are payments of liquidated damages which are a genuine pre-estimate of the damages, which the Party entitled to such damages will suffer or incur as a result of the event giving rise to such payment and the resultant termination of this Agreement and are not penalties. Each of Red Back and Kinross irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, each Party agrees that, upon any termination of this Agreement under circumstances where Red Back or Kinross is entitled to a Fee and such Fee is paid in full, Red Back or Kinross, as the case may be, shall be precluded from any other remedy against the other Party at Law or in equity or otherwise (including, without limitation, an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against the other Party or any of its Subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates or their respective Representatives in connection with this Agreement or the transactions contemplated hereby, provided, however that payment by a Party of a Fee shall not be in lieu of any damages or any other payment or remedy available in the event of any wilful or intentional breach by such Party of any of its obligations under this Agreement.

8.4	Amendment

Subject to the provisions of the Interim Order, the Plan of Arrangement and applicable Laws, this Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Red Back Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, without further notice to or Authorization on the part of the Red Back Shareholders, and any such amendment may without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	waive any inaccuracies or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and

(d)	waive compliance with or modify any mutual conditions precedent herein contained.

8.5	Waiver

Any Party may (a) extend the time for the performance of any of the obligations or acts of the other Party, (b) waive compliance, except as provided herein, with any of the other Party’s agreements or the fulfilment of any conditions to its own obligations contained herein, or (c) waive inaccuracies in any of the other Party’s representations or warranties contained herein or in any document delivered by the other Party; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE 9
GENERAL PROVISIONS

9.1	Privacy

Each Party shall comply with applicable privacy Laws in the course of collecting, using and disclosing personal information about an identifiable individual (the “Transaction Personal Information”). Kinross shall not disclose Transaction Personal Information to any Person other than to its advisors who are evaluating and advising on the transactions contemplated by this Agreement. If Kinross completes the transactions contemplated by this Agreement, Kinross shall not, following the Effective Date, without the consent of the individuals to whom such Transaction Personal Information relates or as permitted or required by applicable Law, use or disclose Transaction Personal Information:

(a)	for purposes other than those for which such Transaction Personal Information was collected by Red Back prior to the Effective Date; and

(b)	which does not relate directly to the carrying on of the business of Red Back or to the carrying out of the purposes for which the transactions contemplated by this Agreement were implemented.

Kinross shall protect and safeguard the Transaction Personal Information against unauthorized collection, use or disclosure. Kinross shall cause its advisors to observe the terms of this Section 9.1 and to protect and safeguard Transaction Personal Information in their possession. If this Agreement shall be terminated, Kinross shall promptly deliver to Red Back all Transaction Personal Information in its possession or in the possession of any of its advisors, including all copies, reproductions, summaries or extracts thereof, except, unless prohibited by applicable Law, for electronic backup copies made automatically in accordance with the usual backup procedures of Kinross.

9.2	Notices

All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed to have been duly given and received on the day it is delivered, provided that it is delivered on a business day prior to 5:00 p.m. local time in the place of delivery or receipt. However, if notice is delivered after 5:00 p.m. local time or if such day is not a business day then the notice shall be deemed to have been given and received on the next business day. Notice shall be sufficiently given if delivered (either in Person, by courier service or other personal method of delivery), or if transmitted by facsimile or email to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other given in accordance with these provisions):

(a)	if to Kinross:
Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON
M5J 2V5

	Attention:	Executive Vice President, Corporate Development
Executive Vice President and Chief Legal Officer
	Facsimile:	(416) 363-6622
	Email:	Paul.Rollinson@Kinross.com
Geoff.Gold@Kinross.com

with a copy (which shall not constitute notice) to:

Osler, Hoskin & Harcourt LLP
Box 50, 1 First Canadian Place
Toronto, Ontario M5X 1B8

	Attention:	Clay Horner and Doug Bryce
	Facsimile:	(416) 862-6666
	Email:	chorner@osler.com and dbryce@osler.com

(b)	if to Red Back:

Red Back Mining Inc.
Suite 2101 - 885 West Georgia Street
Vancouver, B.C.
Canada V6C 3E8

	Attention:	President and Chief Executive Officer
	Facsimile:	(604) 689-4250
	Email:	rclark@redbackmining.com

with a copy (which shall not constitute notice) to:

Blake, Cassels & Graydon LLP
595 Burrard Street
P.O. Box 49314
Suite 2600, Three Bentall Centre
Vancouver, BC V7X 1L3

	Attention:	Peter J. O’Callaghan
	Facsimile:	(604) 631-3309
	Email:	peter.ocallaghan@blakes.com

9.3	Governing Law; Waiver of Jury Trial

This Agreement shall be governed, including as to validity, interpretation and effect, by the Laws of the Province of British Columbia and the Laws of Canada applicable therein. Each of the Parties hereby irrevocably attorns to the exclusive jurisdiction of the courts of the Province of British Columbia in respect of all matters arising under and in relation to this Agreement and the Arrangement and waives any defences to the maintenance of an action in the Courts of the Province of Ontario.  EACH PARTY TO THIS AGREEMENT HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT.

9.4	Injunctive Relief

Subject to Section 8.3, the Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, the Parties agree that, in the event of any breach or threatened breach of this Agreement by a Party, the non-breaching Party will be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at Law. Subject to Section 8.3, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available at Law or equity to each of the Parties.

9.5	Time of Essence

Time shall be of the essence in this Agreement.

9.6	Entire Agreement, Binding Effect and Assignment

This Agreement (including the exhibits and schedules hereto and the Red Back Disclosure Letter and the Kinross Disclosure Letter), the Red Back Confidentiality Agreement and the Kinross Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and, except as expressly provided herein, this Agreement is not intended to and shall not confer upon any Person other than the Parties any rights or remedies hereunder.  Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by either of the Parties without the prior written consent of the other Parties.

9.7	No Liability

No director or officer of Kinross shall have any personal liability whatsoever to Red Back under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Kinross. No director or officer of Red Back shall have any personal liability whatsoever to Kinross under this Agreement, or any other document delivered in connection with the transactions contemplated hereby on behalf of Red Back.

9.8	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.9	Counterparts, Execution

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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IN WITNESS WHEREOF Kinross and Red Back have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KINROSS GOLD CORPORATION

By:	“Tye W. Burt”
Name: Tye W. Burt
Title: President and Chief Executive Officer

RED BACK MINING INC.

By:	“Richard P. Clark”
Name: Richard P. Clark
Title: President and Chief Executive Officer

SCHEDULE A
PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, capitalized terms used but not defined shall have the meanings ascribed to them below:

“Arrangement” means the arrangement of Red Back under Section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations thereto made in accordance with Section 9.4 of the Arrangement Agreement or this Plan of Arrangement or made at the direction of the Court in the Final Order (provided that any such amendment or variation is acceptable to both Red Back and Kinross, each acting reasonably);

“Arrangement Agreement” means the arrangement agreement dated as of August 2, 2010 between Kinross and Red Back, as amended, amended and restated or supplemented prior to the Effective Date;

“Arrangement Resolution” means the special resolution of the Red Back Shareholders approving the Plan of Arrangement which is to be considered at the Red Back Meeting;

“Articles of Arrangement” means the articles of arrangement of Red Back to be filed with the Director in compliance with the CBCA after the Final Order is made, which shall be in form and content satisfactory to Red Back and Kinross, each acting reasonably;

“Business Day” means any day other than a Saturday, a Sunday or a statutory or civic holiday in Toronto, Ontario or Vancouver, British Columbia;

“CBCA” means the Canada Business Corporations Act and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA in respect of the Articles of Arrangement;

“Consideration” means the consideration to be received by the Red Back Shareholders pursuant to this Plan of Arrangement as consideration for each Red Back Share, consisting of 1.778 Kinross Shares and 0.110 of a Warrant;

“Court” means the Supreme Court of British Columbia;

“Depositary” means any trust company, bank or other financial institution agreed to in writing by Red Back and Kinross for the purpose of, among other things, exchanging certificates representing Red Back Shares for the Consideration in connection with the Arrangement;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Right” shall have the meaning ascribed thereto in Subsection 4.1(a);

“Dissenting Shareholder” means a registered holder of Red Back Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Red Back Shares;

“Dissenting Shares” means Red Back Shares held by a Dissenting Shareholder who has demanded and perfected Dissent Rights in respect of the Red Back Shares in accordance with the Interim Order and who, as of the Effective Time has not effectively withdrawn or lost such Dissent Rights;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” means 12:01 a.m. on the Effective Date;

“Eligible Holder” means a beneficial holder of Red Back Shares that is (i) a resident of Canada for the purposes of the Tax Act and not exempt from tax under Part I of the Tax Act, or (ii) a partnership, any member of which is a resident of Canada for the purposes of the Tax Act (other than a partnership, all members of which that are residents of Canada are exempt from tax under Part I of the Tax Act);

“Final Order” means the final order of the Court pursuant to Section 192 of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both Red Back and Kinross, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Red Back and Kinross, each acting reasonably) on appeal;

“final proscription date” shall have the meaning ascribed thereto in Section 5.5;

“Former Red Back Shareholders” means, at and following the Effective Time, the registered holders of Red Back Shares immediately prior to the Effective Time;

“Kinross” means Kinross Gold Corporation, a corporation existing under the OBCA;

“Kinross Shares” means the common shares of Kinross;

“Interim Order” means the interim order of the Court made pursuant to Section 192(3) of the CBCA, in a form acceptable to Red Back and Kinross, each acting reasonably, providing for, among other things, the calling and holding of the Red Back Meeting, as the same may be amended by the Court with the consent of Red Back and Kinross, each acting reasonably;

“Letter of Transmittal” means the letter of transmittal to be forwarded by Red Back to Shareholders together with the Circular or such other equivalent form of letter of transmittal acceptable to Kinross acting reasonably;

“Liens” means any hypothecs, mortgages, pledges, assignments, liens, charges, security interests, encumbrances and adverse rights or claims, other third party interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by Law, contract or otherwise) capable of becoming any of the foregoing;

“OBCA” means the Business Corporations Act (Ontario) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Option Exchange Ratio” means 1.778, plus an amount equal to the portion of a Kinross Share that, at the Effective Time, has a fair market value equal to 0.110 of a Warrant.  For this purpose, the fair market value of a Warrant will be determined by Kinross and Red Back acting reasonably, using “Black-Scholes” or a similar analysis;

“Parties” means Red Back and Kinross, and “Party” means any of them;

“Red Back” means Red Back Mining Inc., a corporation existing under the CBCA;

“Red Back DSU” means a cash-settled deferred share unit issued under the Red Back DSU Plan;

“Red Back DSU Plan” means the deferred share unit plan adopted by the Red Back Board on October 16, 2009;

“Red Back Meeting” means the special meeting of Red Back Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Replacement Option” has the meaning ascribed thereto in Subsection 3.1(f);

“Red Back 2007 Stock Option Plan” means the stock option plan of Red Back, approved by the Red Back Board on May 17, 2007 and by Red Back Shareholders on June 27, 2007;

“Red Back 2009 Stock Option Plan” means the stock option plan of Red Back approved by the Red Back Board on December 22, 2009 and by the Red Back Shareholders on May 10, 2010;

“Red Back Meeting” means the special meeting of Red Back Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Red Back Option Plan” means the Red Back 2007 Stock Option Plan or Red Back 2009 Stock Option Plan, as applicable;

“Red Back Options” means the outstanding options to purchase Red Back Shares granted under a Red Back Option Plan;

“Red Back SAR” means a cash-settled share appreciation right issued under the Red Back SAR Plan;

“Red Back SAR Plan” means the share appreciation rights’ plan adopted by the Red Back Board on October 16, 2009;

“Red Back Shareholders” means the holders of Red Back Shares;

“Red Back Shares” means the common shares in the authorized share capital of Red Back;

“Tax Act” means the Income Tax Act (Canada) and the regulations made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“U.S. Person” has the meaning ascribed to it in Rule 902 of Regulation S of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“Warrant” means a warrant to acquire a Kinross Share, having an expiry date that is four years following the date of this Agreement and an exercise price of US$21.30 per Kinross Share, provided that:  (i) the Warrants may not be exercised by any holder during the 40-day period following the Effective Date; and (ii) the Warrants may not be exercised at any time by any holder who is in the United States (within the meaning of Regulation S under the U.S. Securities Act) or who is a U.S. Person; and

 “Warrant Shares” means the Kinross Shares issuable on exercise of the Warrants.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein or in the Arrangement Agreement shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful currency of Canada.

1.7	Time

Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein are local time in Vancouver, British Columbia unless otherwise stipulated herein.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

2.2	Binding Effect

At the Effective Time, this Plan of Arrangement shall be binding on:

(a)	Kinross;

(b)	Red Back;

(c)	all registered and beneficial holders of Red Back Shares, including Dissenting Shareholders;

(d)	all registered and beneficial holders of Red Back Options, Red Back DSUs and Red Back SARs;

(e)	the registrar and transfer agent in respect of the Red Back Shares and the Kinross Shares; and

(f)	the Depositary.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

At the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person, in each case effective as at the Effective Time:

(a)
each Red Back SAR issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to Red Back and cancelled in exchange for a cash payment by Red Back equal to the amount by which the fair market value of the Consideration at the Effective Time (calculated in accordance with the requirements of the Red Back SAR Plan) exceeds the strike price of such Red Back SAR, less any required withholding taxes;

(b)
each Red Back DSU issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be transferred by the holder thereof to Red Back and cancelled in exchange for a cash payment by Red Back equal to the amount of the fair market value of the Consideration at the Effective Time (calculated in accordance with the requirements of the Red Back DSU Plan), less any required withholding taxes;

(c)
each Red Back Share (other than any Red Back Shares held by Kinross and any Red Back Shares in respect of which the Red Back Shareholder has validly exercised his, her or its Dissent Right) shall be deemed to be transferred to Kinross (free and clear of any liens, charges and encumbrances of any nature whatsoever) in exchange for the Consideration, subject to Article 4 hereof;

(d)
each Red Back Share in respect of which the Red Back Shareholder has validly exercised his, her or its Dissent Right shall be directly transferred and assigned by such Dissenting Shareholder to Kinross (free and clear of any liens, charges and encumbrances of any nature whatsoever) in accordance with Article 4 hereof;

(e)	with respect to each Red Back Share transferred and assigned in accordance with Subsection 3.1(c) or Subsection 3.1(d) hereto:

(i)
the registered holder thereof shall cease to be the registered holder of such Red Back Share and the name of such registered holder shall be removed from the register of Red Back Shareholders as of the Effective Time;

(ii)
the registered holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer and assign such Red Back Share in accordance with Subsection 3.1(c) or Subsection 3.1(d) hereto, as applicable; and

	(iii)	Kinross will be the holder of all of the outstanding Red Back Shares and the register of Red Back Shareholders shall be revised accordingly;

(f)
each Red Back Option, which is outstanding and has not been duly exercised prior to the Effective Date, shall be exchanged for a fully vested option (each, a “Replacement Option”) to purchase from Kinross the number of Kinross Shares (rounded down to the nearest whole share) equal to: (i) the Option Exchange Ratio multiplied by (ii) the number of Red Back Shares subject to such Red Back Option immediately prior to the Effective Date.  Such Replacement Option shall provide for an exercise price per Kinross Share (rounded up to the nearest whole cent) equal to: (x) the exercise price per Red Back Share otherwise purchasable pursuant to such Red Back Option; divided by (y) the Option Exchange Ratio.  All terms and conditions of a Replacement Option, including the term to expiry, conditions to and manner of exercising, will be the same as the Red Back Option for which it was exchanged, and shall be governed by the terms of the applicable Red Back Option Plan and any certificate or option agreement previously evidencing the Red Back Option shall thereafter evidence and be deemed to evidence such Replacement Option and such Replacement Options shall be designed to meet the requirements under subsection 7(1.4) of the Tax Act; and

(g)	the Red Back DSU Plan and Red Back SAR Plan shall be terminated.

3.2	Post-Effective Time Procedures

(a)
Following the receipt of the Final Order and prior to the Effective Date, Kinross shall deliver or arrange to be delivered to the Depositary certificates representing the Kinross Shares and Warrants required to be issued to Former Red Back Shareholders in accordance with the provisions of Section 3.1(c) hereof, which certificates shall be held by the Depositary as agent and nominee for such Former Red Back Shareholders for distribution to such Former Red Back Shareholders in accordance with the provisions of Article 5 hereof.

(b)
Subject to the provisions of Article 5 hereof, and upon return of a properly completed Letter of Transmittal by a registered Former Red Back Shareholder together with certificates representing Red Back Shares and such other documents as the Depositary may require, Former Red Back Shareholders shall be entitled to receive delivery of the certificates representing the Kinross Shares to which they are entitled pursuant to Section 3.1(c) hereof.

(c)
An Eligible Holder whose Red Back Shares are exchanged for the Consideration pursuant to the Arrangement shall be entitled to make an income tax election, pursuant to section 85 of the Tax Act (and any analogous provision of provincial income tax law) (a ‘‘Section 85 Election’’) with respect to the exchange by providing the necessary information in accordance with the procedures set out in the tax instruction letter on or before 90 days after the Effective Date. Neither Red Back, Kinross nor any successor corporation shall be responsible for the proper completion of any election form nor, except for the obligation to sign and return duly completed election forms which are received within 90 days of the Effective Date, for any taxes, interest or penalties resulting from the failure of an Eligible Holder to properly complete or file such election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, Kinross or any successor corporation may choose to sign and return an election form received by it more than 90 days following the Effective Date, but will have no obligation to do so.

(d)
Upon receipt of a Letter of Transmittal in which an Eligible Holder has indicated that such holder wishes to receive a tax instruction letter, Kinross will promptly deliver a tax instruction letter to such holder. The tax instruction letter will provide general instructions on how to make the Section 85 Election with Kinross in order to obtain a full or partial tax-deferred rollover for Canadian income tax purposes in respect of the sale of the Eligible Holder’s Red Back Shares to Kinross.

3.3	No Fractional Kinross Shares

In no event shall any holder of Red Back Shares be entitled to a fractional Kinross Share or a fractional Warrant.  Where (a) the aggregate number of Kinross Shares to be issued to a Red Back Shareholder as consideration under this Arrangement would result in a fraction of a Kinross Share being issuable, the number of Kinross Shares to be received by such Red Back Shareholder shall be rounded down to the nearest whole Kinross Share and in lieu of a fractional Kinross Share, the Red Back Shareholder will receive a cash payment in Canadian dollars (rounded down to the nearest cent) determined on the basis of an amount equal to (i) the volume weighted average trading price on the TSX of the Kinross Shares over the five business days ending one business day before the Effective Date, multiplied by the (ii) fractional share amount; and (b) the aggregate number of Warrants to be issued to any Red Back Shareholder as consideration under this Arrangement would result in a fraction of a Warrant being issuable, the number of Warrants to be received by such Red Back Shareholder will be rounded to the nearest whole Warrant. All cash payable in lieu of fractional Kinross Shares will be denominated in Canadian dollars.

3.4	U.S. Holders

Notwithstanding any other provision of this Plan of Arrangement, if the delivery of a Warrant to any Red Back Shareholder who is in the United States would not be exempt from the registration or qualification requirements of any applicable state “blue sky” securities laws, Kinross may make arrangements for the disposition of the Warrants otherwise deliverable to all such Red Back Shareholders on their behalf, and the Consideration to be received by such Red Back Shareholders will consist of the number of Kinross Shares to which they are otherwise entitled together with their proportionate entitlement to the net proceeds of the disposition of all such Warrants.

ARTICLE 4
DISSENT RIGHTS

4.1	Rights of Dissent

(a)
Pursuant to the Interim Order, registered holders of Red Back Shares may exercise rights of dissent (“Dissent Rights”) under Section 190 of the CBCA, as modified by this Article 4, the Interim Order and the Final Order, with respect to Red Back Shares in connection with the Arrangement, provided that the written notice setting forth the objection of such registered Red Back Shareholders to the Arrangement and exercise of Dissent Rights must be received by Red Back not later than 5:00 p.m. on the Business Day that is two (2) Business Days before the Red Back Meeting or any date to which the Red Back Meeting may be postponed or adjourned and provided further that holders who exercise such Dissent Rights and who:

(i)
are ultimately entitled to be paid fair value for their Red Back Shares, which fair value, notwithstanding anything to the contrary contained in Part XV of the CBCA, shall be determined as of the close of business on the day before the Effective Date, shall be deemed to have transferred their Red Back Shares to Kinross for cancellation immediately prior to the Effective Time, and Red Back shall fund such payment using its own assets; and

(ii)
are ultimately not entitled, for any reason, to be paid fair value for their Red Back Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Red Back Shares and shall be entitled to receive only the consideration contemplated in Section 3.1(c) hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights;

(b)
In no circumstances shall Red Back, Kinross or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is a registered holder of those Red Back Shares in respect of which such rights are sought to be exercised; and

(c)
For greater certainty, in no case shall Red Back, Kinross or any other Person be required to recognize Dissenting Shareholders as holders of Red Back Shares after the Effective Time, and the names of such Dissenting Shareholders shall be deleted from the register of Red Back Shareholders as of the Effective Time.  In addition to any other restrictions under Section 190 of the CBCA and, for greater certainty, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Red Back Options, Red Back DSUs and Red Back SARs; and (ii) Red Back Shareholders who vote, or who have instructed a proxyholder to vote, in favour of the Arrangement Resolution.

ARTICLE 5
DELIVERY OF KINROSS SHARES

5.1	Delivery of Kinross Shares

(a)
Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Red Back Shares that were exchanged for Kinross Shares in accordance with Section 3.1(c) hereof, together with such other documents and instruments as would have been required to effect the transfer of the Red Back Shares formerly represented by such certificate under the CBCA and the articles of Red Back and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the Kinross Shares that such holder is entitled to receive in accordance with Section 3.1(c) hereof.

(b)
After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Red Back Shares shall be deemed at all times to represent only the right to receive in exchange therefor the Consideration that the holder of such certificate is entitled to receive in accordance with Section 3.1(c) hereof.

5.2	Lost Certificates

If any certificate, that immediately prior to the Effective Time represented one or more outstanding Red Back Shares that were exchanged for the Consideration in accordance with Section 3.1 hereof, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, the Consideration that such holder is entitled to receive in accordance with Section 3.1 hereof. When authorizing such delivery of Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, the holder to whom such Consideration is to be delivered shall, as a condition precedent to the delivery of such Consideration, give a bond satisfactory to Kinross and the Depositary in such amount as Kinross and the Depositary may direct, or otherwise indemnify Kinross and the Depositary in a manner satisfactory to Kinross and the Depositary, against any claim that may be made against Kinross or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles and by-laws of Red Back.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to Kinross Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Red Back Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable Law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Kinross Shares.

5.4	Withholding Rights

Kinross and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Red Back Shareholder such amounts as Kinross or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of any applicable federal, provincial, state, local or foreign tax Law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Red Back Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5	Limitation and Proscription

To the extent that a Former Red Back Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is six (6) years after the Effective Date (the “final proscription date”), then the Consideration that such Former Red Back Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the Consideration to which such Former Red Back Shareholder was entitled, shall be delivered to Kinross by the Depositary and certificates representing Kinross Shares and Warrants forming the Consideration shall be cancelled by Kinross, and the interest of the Former Red Back Shareholder in such Kinross Shares to which it was entitled shall be terminated as of such final proscription date.

5.6	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens, charges, security interests, encumbrances, mortgages, hypothecs, restrictions, adverse claims or other claims of third parties of any kind.

5.7	Paramountcy

From and after the Effective Time: (i) this Plan of Arrangement shall take precedence and priority over any and all Red Back Shares and Red Back Options issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Red Back Shares and Red Back Options, Red Back DSUs and Red Back SARs, and Red Back, Kinross, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Red Back Shares or Red Back Options , Red Back DSUs or Red Back SARs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

ARTICLE 6
AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)
Kinross and Red Back reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be: (i) set out in writing; (ii) agreed to in writing by Kinross and Red Back; (iii) filed with the Court and, if made following the Red Back Meeting, approved by the Court; and (iv) communicated to holders or former holders of Red Back Shares if and as required by the Court.

(b)
Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Red Back at any time prior to the Red Back Meeting provided that Kinross shall have consented thereto in writing, with or without any other prior notice or communication, and, if so proposed and accepted by the persons voting at the Red Back Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)
Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Red Back Meeting shall be effective only if: (i) it is consented to in writing by each of Kinross and Red Back; (ii) it is filed with the Court (other than amendments contemplated in Section 6.1(d), which shall not require such filing) and (iii) if required by the Court, it is consented to by holders of the Red Back Shares voting in the manner directed by the Court.

(d)
Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time unilaterally by Kinross, provided that it concerns a matter that, in the reasonable opinion of Kinross, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any Former Red Back Shareholder or former holder of Red Back Options.

(e)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out therein.

SCHEDULE B
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.
The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) involving Red Back Mining Inc., a corporation existing under the Laws of Canada (“Red Back”), all as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of Red Back dated ●, 2010, accompanying the notice of this meeting (as the Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

2.
The plan of arrangement (the “Plan of Arrangement”), involving Red Back and implementing the Arrangement, the full text of which is set out in Appendix ● to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended in accordance with its terms), is hereby authorized, approved and adopted.

3.
The arrangement agreement (the “Arrangement Agreement”) between Red Back and Kinross, dated August 2, 2010, and all the transactions contemplated therein, the actions of the directors of Red Back in approving the Arrangement and the actions of the directors and officers of Red Back in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved.

4.
Notwithstanding that this resolution has been passed (and the Arrangement approved) by the shareholders of Red Back or that the Arrangement has been approved by the British Columbia Supreme Court, the directors of Red Back are hereby authorized and empowered, without further notice to, or approval of, the securityholders of Red Back:

	(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

	(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

5.
Any director or officer of Red Back is hereby authorized and directed for and on behalf of Red Back to execute, whether under corporate seal of Red Back or otherwise, and to deliver articles of arrangement and such other documents as are necessary or desirable to the Director under the CBCA in accordance with the Arrangement Agreement for filing.

6.
Any one or more directors or officers of Red Back is hereby authorized, for and on behalf and in the name of Red Back, to execute and deliver, whether under corporate seal of Red Back or otherwise, all such agreements, forms waivers, notices, certificate, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of Red Back, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by Red Back;

(c)	such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

SCHEDULE C
KEY THIRD PARTY CONSENTS

1.	Kinross shall have received the consent of its lenders under the third amended and restated credit agreement dated as of November 2, 2009.